
03031654






PROCESSED
SEP 23 2003
THOMSON
FINANCIAL

# PVF CAPITAL CORP.

Annual Report - June 30, 2003

# Table of Contents


PVF CAPITAL CORP.

## TO OUR SHAREHOLDERS

We are pleased to report that PVF Capital Corp. achieved record operating results for the year ended June 30, 2003. Earnings were $8.1 million, or $1.27 basic earnings per share and $1.25 diluted earnings per share. Return on average assets was 1.15 percent and return on average common equity was 14.60 percent for the year.

The Company's consolidated assets increased by $63.8 million, or 9.4 percent, to $743.4 million, while total stockholders' equity increased by $6.3 million, or 12.0 percent, to $58.6 million at June 30, 2003. In addition, the loan portfolio grew by $38.0 million, or 6.6 percent, and deposits increased by $46.7 million, or 9.7 percent, for the year ended June 30, 2003. During a challenging period of sharply declining and historically low market interest rates, the Company was able to improve its interest rate spread from 2.95 percent for the year ended June 30, 2002 to 3.13 percent for the year ended June 30, 2003.

Due to the efforts of our branch personnel and a strong staff of branch managers, we were able to close a record total of $646.2 million in mortgage loans for the year. In addition, the Company sold $453.7 million in fixed-rate mortgage loans and recorded record net profits of $4.9 million on mortgage banking activities for the year. As a result of these sales, the Company was able to increase its mortgage servicing portfolio by $122.4 million to $650.7 million.

In July and August 2002, Park View Federal successfully opened two new full-service branch offices in Strongsville and Avon, Ohio. Additionally, in the coming year, Park View Federal is planning to further expand its branch network with the opening of a new full-service branch office in Streetsboro, Ohio.

The reconfiguration and growth of our branch network has opened new markets to us in residential, construction, multi-family and commercial real estate lending, and has also increased our ability to attract consumer deposits. We plan to continue our efforts to identify new locations for the further expansion of our branch network.

Our stock repurchase program originally announced in June of 1999, to purchase up to 5 percent of the Company's common stock, was expanded in August 2002 to acquire up to an additional 5 percent of the Company's common stock. This plan was renewed for another 12 months in July 2003. Pursuant to this plan and our cash dividend policy, the Company repurchased 343,519 shares, or 5.1 percent, of its common stock through June 30, 2003 and paid a $0.296 per share cash dividend for the year. Continuation of the stock repurchase program and cash dividend policy will be dependent on the Company's financial condition, earnings, capital needs, regulatory requirements and market conditions. In July 2003, the Company declared a 10 percent stock dividend that was paid in August 2003.

We welcome a new member to our Board of Directors. Ronald D. Holman, II is a partner in the law firm Cavitch, Familo, Durkin & Frutkin in Cleveland, Ohio.

Visit our web site at *www.parkviewfederal.com.* The site provides information about our products and services, and provides access to current loan and deposit account rates, terms and other information. Our goal is to provide a full line of home banking services to our customers.

We would like to thank our shareholders, customers and staff for their continued confidence, contributions and support in helping us achieve yet another successful year.

We invite all shareholders to attend our Annual Meeting of Stockholders of PVF Capital Corp. on Monday, October 20, 2003, at PVF Capital Corp.'s Corporate Center, 30000 Aurora Road, Solon, Ohio. We look forward to another successful year of service and dedication to the community, its members, our shareholders and our customers.

Sincerely,

John R. Male
Chairman of the Board
and Chief Executive Officer

C. Keith Swaney
President

This past October 9, 2002 was a tremendously sad day for Park View Federal. It marked the end of one employee's 57 years of dedicated service to the bank. It was the day Chairman Emeritus James W. Male passed away.

Jim Male was the original driving force behind our bank. Born and raised in Cleveland, Ohio, he was a 1943 graduate of Ohio University. In June of 1945, he left to serve overseas in World War II. He returned home to Cleveland in October of that same year, having earned the Bronze Star. A month later, he began working for Park View Savings and Loan Association, the company founded in 1920 by his father, Nathan C. ("N.C.") Male.

N.C. Male had been one of a group of local merchants and businessmen who joined together to form a community building and loan association at the corner of East 93rd Street and Kinsman Avenue in Cleveland. Because the location was near the entrance to Woodland Hills Park, they chose the name Park View Savings and Loan Association. The following year, a sale of stock was completed, and the new institution opened its doors in 1921. The Board of Directors selected N.C. Male as managing officer.

Under N.C.'s leadership, the company survived the Great Depression of the early 1930s, remained solvent, and acquired a federal charter and deposit insurance by 1936. Following the Depression, Park View Savings experienced a period of growth and expansion through World War II and the postwar era.



N.C. Male

When Jim Male joined Park View in November 1945, as a teller and management trainee, the bank had one office, four employees and approximately $1.5 million in total assets. After serving as a teller, Mr. Male held a variety of other positions; in his words, "whatever became available." During that time he also attended classes at night and earned his law degree from Cleveland Marshall Law School in June of 1951.

In 1950, the company became a federal mutual savings and loan and changed its name to Park View Federal Savings and Loan Association of Cleveland, Ohio. By 1954, Jim Male had risen to the office of Executive Vice President and acquired the responsibility of operating the bank. Among his initial accomplishments was the opening of two new branch offices. In 1960, Jim Male was elected managing officer.

Over the next 20 years, Park View Federal continued to grow and prosper. During those years, Jim Male's innovative and forward thinking led to the addition of nine branch offices, including a new main office, and the development of new products and services.



Jim Male

Throughout this period, Park View set a precedent for adopting new technologies, beginning with the introduction of the bank's first in-house computer system in 1963. This was also the time when Mr. Male fostered the tradition of personal and community-oriented service that the bank is known for today.

The 1980s were a pivotal time for savings institutions. Like other area thrifts, Park View had taken advantage of new and expanded regulations and had ventured into new businesses and real estate developments. But deregulation soon led to the S&L crisis of the late 1980s and forced the closing of many of the area's thrift institutions. Park View remained open by taking tighter control, scaling back its business operations, and trimming its branch offices from a high of 16 to 7 locations.

Throughout the 1990s, Park View returned to "its roots," honing its niche as a real estate and construction lender. In 1994, the bank began to systematically restructure and expand its branch office network, which was predominantly located on the east side of Cleveland. Branches were closed, others were moved, and new ones were opened all to better serve Park View's customers and to attract new ones. In 1999, consolidations within the local banking community presented Park View with opportunities to begin its expansion to the west side of Cleveland.

Whether evolving and growing during prosperous times, or weathering through the tough times to emerge ever stronger, with Jim Male's vision, tenacity, devotion and tireless energy, Park View Federal became the successful company it is today. His goals for Park View were, "to be the best real estate bank anywhere and to do a good job for the customers, employees, and shareholders."

Jim Male was always happy to come to work, eager to see what challenges the day had to offer. He had a remarkable way with people and thrived on helping them – whether friends, families, or employees. He understood that people are a company's greatest asset.

One of his most notable achievements was taking the company public on the NASDAQ stock exchange on December 30, 1992, having raised the $8.5 million needed to complete the IPO by December 21.

Two years later, on October 31, 1994, after shareholder approval, Park View Federal Savings Bank reorganized its corporate structure into PVF Capital Corp., a unitary savings and loan holding company.

By the year 2000, accelerated growth spurred the need to consolidate internal operations from two separate locations to one. For many years, it was Jim Male's dream to house all of our administrative, corporate and executive offices "under one roof." In September 2000, the bank acquired a four-story, 55,000 square-foot office building in Solon, Ohio. Following a year of improvements, renovations and updates to the building, Mr. Male achieved his dream with the opening of our new Corporate Center, which now serves as headquarters for management and staff of Park View Federal. The Corporate Center is also home to a full-service, state-of-the-art branch. It was his last great accomplishment and one of which he was most proud. So proud, that he commissioned a watercolor of the building as it would appear in winter, and that image was developed into the company's holiday greeting card.



Park View Federal
Corporate Center

For the past 83 years, the managing officer of Park View Federal has always been a member of the Male family. The current Chief Executive Officer is John R. Male, grandson of the first managing officer, N.C. Male. John "Jack" Male had replaced his father, Jim, as President and Chief Operating Officer in July 1986. And with Jim Male's retirement announced in October 2000, Jack was named Chairman and Chief Executive Officer of Park View Federal Savings Bank and PVF Capital Corp.

Jack Male remains committed to carry out his grandfather's, father's, and now his vision for the future of the bank.

Jack Male

"At the close of this June 30, 2003, Park View Federal had reached assets of $743.4 million, 15 branches and 198 employees. The restructuring and expansion of our branch network has positively positioned the bank to compete effectively within the rapidly changing financial services industry and has provided a strong foundation for further growth. Our basic strategy remains to function as a niche lender, providing customers a wide range of lending products, collateralized by real estate, that may not be available to them at larger banks. We remain optimistic about the future role of community banks and will continue our efforts to identify new locations for the further growth of our branch network. As we continue to grow, we remain committed to serving the financial needs of our customers and pledge our continued efforts to provide the best personal service to our customers, shareholders, and the communities we serve.

My father considered himself a very lucky man who had a great life with no regrets about anything. He would not want to be remembered with sadness. He touched the lives of everyone at Park View and he will be remembered as the happy, inspiring man who envisioned Park View Federal as it is today. This annual report is dedicated to his memory."

## *Building on the Foundation of Service*



The New Streetsboro Branch Office

In the coming year, Park View Federal Savings Bank will open a full-service branch office in the rapidly growing city of Streetsboro, Ohio in Portage County.

This new 3,000 square-foot facility on Market Square Drive, just north of State Route 14, will feature ample, convenient parking, drive-in banking facilities, an ATM and a complete array of financial services for the community. The office will be Park View's first office in the expanding Portage County market and will bring the total of the bank's full-service branch office locations to sixteen.

Park View Federal prides itself on providing its customers superior service, flexible lending programs, and a full range of deposit accounts and services. Each of our branch managers is actively involved in the communities served.

## SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

*Financial Condition Data:*

| (dollars in thousands) | At June 30, 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Total assets | $743,404 | $679,620 | $736,525 | $612,986 | $449,201 |
| Loans receivable held for investment, net | 579,671 | 563,550 | 573,643 | 513,670 | 395,551 |
| Loans receivable held for sale, net | 33,604 | 11,680 | 6,152 | 10,738 | 1,772 |
| Mortgage-backed securities held for investment, net | 2,965 | 7,297 | 18,124 | 1,215 | 2,951 |
| Cash equivalents and securities | 96,784 | 69,435 | 115,607 | 70,931 | 35,423 |
| Deposits | 526,429 | 479,672 | 480,532 | 440,982 | 331,242 |
| FHLB advances and notes payable | 125,938 | 129,028 | 190,567 | 114,974 | 66,041 |
| Stockholders' equity | 58,603 | 52,299 | 48,006 | 42,900 | 38,856 |
| Number of: | | | | | |
| Real estate loans outstanding | 4,778 | 4,484 | 4,431 | 4,160 | 3,527 |
| Savings accounts | 32,081 | 30,223 | 30,567 | 28,915 | 24,346 |
| Offices | 15 | 13 | 12 | 11 | 10 |

*Operating Data:*

| (dollars in thousands except for earnings per share) | Year Ended June 30, 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Interest income | $ 43,482 | $ 48,814 | $ 53,962 | $ 42,026 | $ 35,347 |
| Interest expense | 20,646 | 27,060 | 34,118 | 23,972 | 19,863 |
| Net interest income before provision for loan losses | 22,836 | 21,754 | 19,844 | 18,054 | 15,484 |
| Provision for loan losses | 0 | 558 | 225 | 850 | 0 |
| Net interest income after provision for loan losses | 22,836 | 21,196 | 19,619 | 17,204 | 15,484 |
| Non-interest income | 5,893 | 3,751 | 2,600 | 2,681 | 5,435 |
| Non-interest expense | 16,509 | 14,139 | 12,218 | 10,410 | 9,649 |
| Income before federal income taxes | 12,220 | 10,808 | 10,001 | 9,475 | 11,270 |
| Federal income taxes | 4,124 | 3,635 | 3,365 | 3,365 | 3,163 |
| Net income | $ 8,096 | $ 7,173 | $ 6,636 | $ 6,312 | $ 7,719 |
| Basic earnings per share [1] | $ 1.27 | $ 1.12 | $ 1.05 | $ 0.99 | $ 1.20 |
| Diluted earnings per share [1] | $ 1.25 | $ 1.09 | $ 1.02 | $ 0.96 | $ 1.15 |

[1] Adjusted for stock dividends.

*Other Data:*

| | At or For the Year Ended June 30, | | | | |
|---|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 | 1999 |
| Return on average assets | 1.15% | 1.03% | 1.00% | 1.21% | 1.77% |
| Return on average equity | 14.60% | 14.19% | 14.62% | 15.45% | 22.21% |
| Interest rate spread | 3.13% | 2.95% | 2.75% | 3.21% | 3.26% |
| Net interest margin | 3.37% | 3.26% | 3.09% | 3.59% | 3.68% |
| Average interest-earning assets to average interest-bearing liabilities | 108.10% | 107.64% | 106.45% | 107.98% | 108.92% |
| Non-accruing loans (> 90 days) and repossessed assets to total assets | 1.06% | 1.23% | 0.91% | 0.87% | 0.85% |
| Stockholders' equity to total assets | 7.88% | 7.70% | 6.52% | 7.00% | 8.65% |
| Ratio of average equity to average assets | 7.86% | 7.24% | 6.79% | 7.80% | 7.95% |
| Dividend payout ratio | 20.44% | 21.42% | 20.78% | 21.77% | 0.00% |

***Bank Regulatory Capital Ratios:***

| | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Ratio of tangible capital to adjusted total assets | 7.73% | 7.88% | 6.46% | 6.68% | 7.99% |
| Ratio of core capital to adjusted total assets | 7.73% | 7.88% | 6.46% | 6.68% | 7.99% |
| Ratio of Tier-1 risk-based capital to risk-weighted assets | 10.74% | 10.84% | 9.56% | 9.24% | 10.43% |
| Ratio of risk-based capital to risk-weighted assets | 11.43% | 11.63% | 10.26% | 10.00% | 11.17% |

### *General*

PVF Capital Corp. ("PVF" or the "Company") is the holding company for Park View Federal Savings Bank ("Park View Federal" or the "Bank"), its principal and wholly-owned subsidiary, and a federally chartered savings bank headquartered in Solon, Ohio. Park View Federal has 15 offices located in Cleveland and surrounding communities, including recently opened branches in Strongsville and Avon, Ohio. An office in Streetsboro, Ohio will open later this year. The Bank's principal business consists of attracting deposits from the general public through its branch offices and investing these funds in loans secured by first mortgages on real estate located in its market area, which consists of Cuyahoga, Lake, Geauga, Portage, Summit, Stark, Medina, and Lorain Counties in Ohio. The Bank has concentrated its activities on serving the borrowing needs of local homeowners and builders in its market area by originating both fixed-rate and adjustable-rate single-family mortgage loans, as well as construction loans, commercial real estate loans, and multi-family residential real estate loans. In addition, to a lesser extent, the Bank originates loans secured by second mortgages, including equity line of credit loans secured by real estate, and non real estate loans. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates, and the availability of funds. Deposit flows and cost of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities, and the level of personal income and savings in the market area.

### *Forward-Looking Statements*

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

### *Overview of Financial Condition at June 30, 2003, 2002, and 2001*

PVF had total assets of $743.4 million, $679.6 million, and $736.5 million at June 30, 2003, 2002, and 2001, respectively. The primary source of the Bank's total assets has been its loan portfolio. Net loans receivable and mortgage-backed securities totaled $616.2 million, $582.5 million, and $597.9 million at June 30, 2003, 2002, and 2001, respectively. The increase of $33.7 million in net loans and mortgage-backed securities at June 30, 2003 resulted from an increase in loans receivable of $38.0 million offset by the repayment of mortgage-backed securities of $4.3 million. The increase in loans receivable resulted from increases of $7.0 million in one-to-four family residential loans, $14.4 million in commercial real estate loans, $14.5 million in home equity line of credit loans, $11.2 million in commercial equity line of credit loans, $2.8 million in land loans, and $3.3 million in non real estate loans. These increases were offset by decreases of $12.7 million in construction loans and $2.5 million in multi-family loans. Securities totaled $0.03 million, $55.1 million, and $50.2 million, and cash and cash equivalents totaled $96.8 million, $14.3 million, and $65.4 million at June 30, 2003, 2002, and 2001, respectively.

The securities portfolio has been and will continue to be used primarily to meet the liquidity requirements of the Bank in its deposit taking and lending activities.

The Bank has adopted a policy that permits investment only in U.S. government and agency securities or Triple-A-rated securities. The Bank invests primarily in securities having a final maturity of five years or less, federal funds sold, and deposits at the Federal Home Loan Bank ("FHLB") of Cincinnati. The entire portfolio matures within five years or less, and the Bank has no plans to change the short-term nature of its securities portfolio.

The Bank's deposits totaled $526.4 million, $479.7 million, and $480.5 million at June 30, 2003, 2002, and 2001, respectively. Advances from the FHLB amounted to $120.1 million, $120.7 million, and $185.9 million at June 30, 2003, 2002, and 2001, respectively. Management's decision to repay FHLB advances and to compete with market savings rates resulted in a decrease in FHLB advances of $0.6 million and an increase in savings deposits of $46.7 million for the year ended June 30, 2003.

Funds from the decrease of $55.1 million in securities, increases of $46.7 million in deposits, an increase of $13.3 million in accrued expenses and other liabilities, and the increase in stockholders' equity of $6.3 million were used to fund the increase of $33.7 million in net loans and mortgage-backed securities, the increase of $82.4 million in cash and cash-equivalents, the repayments of $2.5 million in notes payable, and $0.6 million in FHLB advances.

## Capital

PVF's stockholders' equity totaled $58.6 million, $52.3 million, and $48.0 million at the years ended June 30, 2003, 2002, and 2001, respectively. The increases were the result of the retention of net earnings less cash dividends paid and purchased treasury stock.

The Bank's primary regulator, The Office of Thrift Supervision ("OTS") has implemented a statutory framework for capital requirements which establishes five categories of capital strength ranging from "well capitalized" to "critically undercapitalized." An institution's category depends upon its capital level in relation to relevant capital measures, including two risk-based capital measures, a tangible capital measure, and a core/leverage capital measure. At June 30, 2003, the Bank was in compliance with all of the current applicable regulatory capital measurements to meet the definition of a well-capitalized institution, as demonstrated in the following table:

| (dollars in thousands) | Park View Federal Capital | Percent of Assets [1] | Requirement for Well-Capitalized Institution |
|---|---|---|---|
| GAAP capital | $57,656 | 7.75% | N/A |
| Tangible capital | $57,548 | 7.73% | N/A |
| Core capital | $57,548 | 7.73% | 5.00% |
| Tier-1 risk-based capital | $57,548 | 10.74% | 6.00% |
| Risk-based capital | $61,196 | 11.43% | 10.00% |

*[1] Tangible and core capital levels are shown as a percentage of total adjusted assets; risk-based capital levels are shown as a percentage of risk-weighted assets.*

## Common Stock and Dividends

The Company's common stock trades under the symbol "PVFC" on the Nasdaq Small-Cap Market. A 10 percent stock dividend was issued in September 1999, September 2000, August 2001, August 2002, and August 2003. As adjusted to reflect all stock dividends and purchases of treasury stock, the Company had 6,374,489 shares of common stock outstanding and approximately 247 holders of record of the common stock at September 9, 2003. OTS regulations applicable to all Federal Savings Banks such as Park View Federal limit the dividends that may be paid by the Bank to PVF. Any dividends paid may not reduce the Bank's capital below minimum regulatory requirements.

In June 1999, the Company announced a stock repurchase program to acquire up to 5 percent of the Company's common stock and a quarterly cash dividend policy. In August 2002, the Company announced that it had implemented a new stock repurchase program to acquire up to an additional 5 percent of the Company's common stock. The stock repurchase program is dependent on market conditions with no guarantee as to the exact number of shares to be repurchased. At June 30, 2003, as adjusted to reflect all stock dividends, the Company had acquired a total of 343,519 shares, or 5.1 percent of the Company's common stock. The cash dividend policy remains dependent upon the Company's financial condition, earnings, capital needs, regulatory requirements, and economic conditions. A quarterly cash dividend of $0.072 per share, $0.074 per share, and $0.074 per share was paid on the Company's outstanding common stock in fiscal 2001, 2002, and 2003, respectively.

The following table sets forth certain information as to the range of the high and low bid prices for the Company's common stock for the calendar quarters indicated. [1]

| | Fiscal 2003 | | Fiscal 2002 | |
|---|---|---|---|---|
| | High Bid | Low Bid | High Bid | Low Bid |
| Fourth Quarter | $13.41 | $11.82 | $10.95 | $ 8.93 |
| Third Quarter | 13.01 | 10.91 | 9.23 | 8.26 |
| Second Quarter | 11.79 | 9.18 | 9.30 | 7.68 |
| First Quarter | 9.93 | 6.27 | 11.57 | 7.68 |

*(1) Quotations reflect inter-dealer prices without retail mark-up, mark-down, or commission, and may not represent actual transactions. Bid prices have been adjusted to reflect the previously described stock dividends.*

## *Liquidity and Capital Resources*

The Company's liquidity measures its ability to fund loans and meet withdrawals of deposits and other cash outflows in a cost-effective manner. The Company's primary sources of funds for operations are deposits from its primary market area, principal and interest payments on loans and mortgage-backed securities, sales of loans and mortgage-backed securities, proceeds from maturing securities, and advances from the FHLB of Cincinnati. While loan and mortgage-backed securities payments and maturing securities are relatively stable sources of funds, deposit flows and loan prepayments are greatly influenced by prevailing interest rates, economic conditions, and competition. FHLB advances may be used on a short-term basis to compensate for deposit outflows or on a long-term basis to support expanded lending and investment activities.

The Bank uses its capital resources principally to meet its ongoing commitment to fund maturing certificates of deposit and deposit withdrawals, repay borrowings, fund existing and continuing loan commitments, maintain its liquidity, and meet operating expenses. At June 30, 2003, the Bank had commitments to originate loans totaling $79.5 million and had $59.8 million of undisbursed loans in process. Scheduled maturities of certificates of deposit during the 12 months following June 30, 2003 totaled $249.3 million. Management believes that a significant portion of the amounts maturing during fiscal 2004 will be reinvested with the Bank because they are retail deposits, however, no assurances can be made that this will occur.

Park View Federal maintains liquid assets sufficient to meet operational needs. The Bank's most liquid assets are cash and cash equivalents, which are short-term, highly-liquid investments with original maturities equal to or less than three months that are readily convertible to known amounts of cash. The levels of such assets are dependent upon the Bank's operating, financing, and investment activities at any given time. Management believes that the liquidity levels maintained are more than adequate to meet potential deposit outflows, repay maturing FHLB advances, fund new loan demand, and cover normal operations.

## *Market Risk Management*

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates, and equity prices. The Bank's market risk is composed of interest rate risk.

Asset/Liability Management: The Bank's asset and liability committee ("ALCO"), which includes senior management representatives, monitors and considers methods of managing the rate sensitivity and repricing characteristics of the balance sheet components consistent with maintaining acceptable levels of changes in net portfolio value ("NPV") and net interest income. Park View Federal's asset and liability management program is designed to minimize the impact of sudden and sustained changes in interest rates on NPV and net interest income.

*Profile of Interest Sensitive Assets*


12.4% Overnight Fed funds
2.0% Fixed-rate other mortgage loans
1.6% Non real estate loans
38.0% Adjustable-rate single-family mortgage loans
38.3% Adjustable-rate other mortgage loans
7.3% Fixed-rate single-family mortgage loans
0.4% Adjustable-rate mortgage-backed securities




PVF CAPITAL CORP.
2003 Annual Report

*Profile of Interest Sensitive Liabilities*


18.8% FHLB Advances over 13 months
1.3% Other borrowings 60 months or less
10.4% Transaction accounts
6.7% Passbook accounts
3.7% CDs over 36 months
18.1% CDs 13 to 24 months
2.1% CDs 25 to 36 months
38.9% CDs 12 months or less

The Bank's exposure to interest rate risk is reviewed on a quarterly basis by the Board of Directors and the ALCO. Exposure to interest rate risk is measured with the use of interest rate sensitivity analysis to determine the Bank's change in NPV in the event of hypothetical changes in interest rates, while interest rate sensitivity gap analysis is used to determine the repricing characteristics of the Bank's assets and liabilities. If estimated changes to NPV and net interest income are not within the limits established by the Board, the Board may direct management to adjust its asset and liability mix to bring interest rate risk within Board-approved limits.

In order to reduce the exposure to interest rate fluctuations, the Bank has developed strategies to manage its liquidity, shorten its effective maturity, and increase the interest rate sensitivity of its asset base. Management has sought to decrease the average maturity of its assets by emphasizing the origination of adjustable-rate residential mortgage loans and adjustable-rate mortgage loans for the acquisition, development, and construction of residential and commercial real estate, all of which are retained by the Bank for its portfolio. In addition, all long-term, fixed-rate mortgages are underwritten according to guidelines of the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA") and are either swapped with the FHLMC and the FNMA in exchange for mortgage-backed securities secured by such loans, which are then sold in the market or sold directly for cash in the secondary market.

Interest rate sensitivity analysis is used to measure the Bank's interest rate risk by computing estimated changes in NPV of its cash flows from assets, liabilities, and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of an immediate and sustained 1 and 2 percent increase or decrease in market interest rates. The Bank's Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in the NPV ratio (ratio of market value of portfolio equity to the market value of portfolio assets) of 0.5 and 1.0 percent in the event of an immediate and sustained 1 and 2 percent increase or decrease in market interest rates. The following table presents the Bank's projected change in NPV for the various rate shock levels at June 30, 2003 and 2002. All market risk sensitive instruments presented in this table are held to maturity or available for sale. The Bank has no trading securities.

| (dollars in thousands) | June 30, 2003 | | | June 30, 2002 | | |
|---|---|---|---|---|---|---|
| Change in Interest Rates | Market Value of Portfolio Equity | Dollar Change | NPV Ratio | Market Value of Portfolio Equity | Dollar Change | NPV Ratio |
| +2% | $ 71,763 | $ 6,455 | 9.37% | $ 74,641 | $ 678 | 10.67% |
| +1% | 68,847 | 3,539 | 8.95 | 75,347 | 1,384 | 10.71 |
| 0 | 65,308 | | 8.46 | 73,963 | | 10.46 |
| -1% | 59,358 | (5,950) | 7.66 | 70,065 | (3,897) | 9.88 |
| -2% | N/A | N/A | N/A | N/A | N/A | N/A |



The table illustrates that for June 30, 2002 and June 30, 2003, in the event of an immediate and sustained increase in prevailing market interest rates, the Bank's NPV ratio would be expected to increase, while in the event of an immediate and sustained decrease in prevailing market rates, the Bank's NPV ratio would be expected to decrease. The Bank carefully monitors the maturity and repricing of its interest-earning assets and interest-bearing liabilities to minimize the effect of changing interest rates on its NPV. At June 30, 2003, the Bank's estimated changes in NPV ratio were within the targets established by the Board of Directors in the event of an immediate and sustained increase in prevailing market interest rates, but exceeded Board-approved target levels in a decreasing interest rate environment. The Bank's interest rate risk ("IRR") position currently exceeds Board-approved target levels in a decreasing interest rate environment because of the maturity and repricing characteristics of assets and liabilities. The balance sheet is primarily comprised of interest-earning assets having a maturity and repricing period of from one month to five years. These assets were funded utilizing interest-bearing liabilities having a final maturity of two years or less and advances convertible at the option of the FHLB of Cincinnati. Management will carefully monitor its IRR position and will make the necessary adjustments to its asset and liability mix to bring the Bank's NPV ratio to within target levels established by the Board of Directors.

NPV is calculated by the OTS using information provided by the Bank. The calculation is based on the net present value of discounted cash flows utilizing market prepayment assumptions and market rates of interest provided by Bloomberg quotations and surveys performed during the quarters ended June 30, 2003 and 2002, with adjustments made to reflect the shift in the Treasury yield curve between the survey date and the quarter-end date.

Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments, and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Bank may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. Actual values may differ from those projections set forth in the table, should market conditions vary from assumptions used in the preparation of the table. Certain assets such as adjustable-rate loans, which represent the Bank's primary loan product, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of adjustable-rate loans in the Bank's portfolio could decrease in future periods if market interest rates remain at or decrease below current levels due to refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table. Finally, the ability of many borrowers to repay their adjustable-rate debt may decrease in the event of an interest rate increase.

The Bank uses interest rate sensitivity gap analysis to monitor the relationship between the maturity and repricing of its interest-earning assets and interest-bearing liabilities, while maintaining an acceptable interest rate spread. Interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest-rate-sensitive assets exceeds the amount of interest-rate-sensitive liabilities, and is considered negative when the amount of interest-rate-sensitive liabilities exceeds the amount of interest-rate-sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income. Management's goal is to maintain a reasonable balance between exposure to interest rate fluctuations and earnings.

The following table summarizes the Bank's interest rate sensitivity gap analysis at June 30, 2003. The table indicates that the Bank's one year and under ratio of cumulative gap to total assets is a positive 29.7 percent, one-to-three year ratio of cumulative gap to total assets is a positive 17.1 percent, and three-to-five year ratio of cumulative gap to total assets is a positive 23.4 percent. The positive gap position of the Bank is consistent with the change in the Bank's NPV ratio to an immediate and sustained 1 and 2 percent increase and a 1 percent decrease in market interest rates.

| (dollars in thousands) | Within 1 Year | 1-3 Years | 3-5 Years | >5 Years | Total |
|---|---|---|---|---|---|
| Total interest-rate-sensitive assets | $456,053 | $110,204 | $ 91,399 | $ 45,613 | $703,269 |
| Total interest-rate-sensitive liabilities | 254,216 | 195,742 | 48,898 | 141,919 | 640,775 |
| Periodic GAP | 201,837 | (85,538) | 42,501 | (96,306) | 62,494 |
| Cumulative GAP | 201,837 | 116,299 | 158,800 | 62,494 | |
| Ratio of cumulative GAP to total assets | 29.7% | 17.1% | 23.4% | 9.2% | |

## COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk including commitments to originate new loans, commitments to extend credit under existing lines of credit and commitments to sell loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

Off-balance sheet financial instruments whose contract amounts represent credit and interest rate risk are summarized as follows:

| (dollars in thousands) | June 30, 2003 | 2002 |
|---|---|---|
| Commitments to originate: | | |
| Mortgage loans held for sale | $66,782 | $30,247 |
| Mortgage loans held for investment | 12,669 | 14,173 |
| Unfunded home equity and commercial real estate lines of credit | 68,445 | 53,882 |
| Commitments to sell loans held for sale | 89,630 | 25,733 |
| Standby letters of credit | 1,417 | 519 |

Commitments to originate new loans or to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally expire within 30 to 60 days. Most home equity line of credit commitments are for a term of five years, and commercial real estate lines of credit are generally renewable every two years. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

Commitments to sell loans held for sale are agreements to sell loans to a third party at an agreed-upon price. At June 30, 2003, the agreed-upon price of these commitments exceeded the book value of loans to be sold. The fair value of commitments to originate mortgage loans held for sale and commitments to sell loans held for sale at June 30, 2003 was not considered material.

The following table presents as of June 30, 2003, PVF Capital Corp.'s significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts or other similar carrying value adjustments. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

Contractual Obligations:

| (dollars in thousands) | Note Reference | Within 1 Year | 1-3 Years | 3-5 Years | >5 Years | Total |
|---|---|---|---|---|---|---|
| Deposits without a stated maturity | 7 | $124,263 | – | – | – | $124,263 |
| Certificates of deposit | 7 | 249,316 | 129,493 | 23,357 | – | 402,166 |
| Advances from the FHLB of Cincinnati | 8 | 42 | 81 | 20,000 | 100,000 | 120,123 |
| Notes payable | 9 | 79 | 2,678 | 3,058 | – | 5,815 |
| Operating leases | 11 | 581 | 839 | 714 | 702 | 2,836 |



## RESULTS OF OPERATIONS

### *General*

PVF Capital Corp.'s net income for the year ended June 30, 2003 was $8.1 million, or $1.27 basic earnings per share and $1.25 diluted earnings per share as compared to $7.2 million, or $1.12 basic earnings per share and $1.09 diluted earnings per share for fiscal 2002, and $6.6 million, or $1.05 basic earnings per share and $1.02 diluted earnings per share for fiscal 2001. All per share amounts have been adjusted for stock dividends.

Net income for the current year increased by $0.9 million from the prior fiscal year and was $1.5 million greater than net income for fiscal 2001.

### *Net Interest Income*

Net interest income amounted to $22.8 million for the year ended June 30, 2003, as compared to $21.8 million and $19.8 million for the years ended June 30, 2002 and 2001, respectively. Changes in the level of net interest income reflect changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities. Tables 1 and 2 provide information as to changes in the Bank's net interest income.

Table 1 sets forth certain information relating to the Bank's average interest-earning assets (loans and securities) and interest-bearing liabilities (deposits and borrowings) and reflects the average yield on assets and average cost of liabilities for the periods and at the dates indicated. Such yields and costs are derived by dividing interest income or interest expense by the average daily balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, non-accrual loans are included in the net loan category.

Table 1 also presents information for the periods indicated with respect to the difference between the weighted-average yield earned on interest-earning assets and weighted-average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net interest margin" or "net yield on interest-earning assets," which is its net interest income divided by the average balance of net interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities.

Table 2 illustrates the extent to which changes in interest rates and shifts in the volume of interest-related assets and liabilities have affected the Bank's interest income and expense during the years indicated. The table shows the changes by major component, distinguishing between changes relating to volume (changes in average volume multiplied by average old rate) and changes relating to rate (changes in average rate multiplied by average old volume). Changes not solely attributable to volume or rate have been allocated in proportion to the changes due to volume and rate.

Table 1

**Average Balances, Interest, and Average Yields and Rates**
**For the Year Ended June 30,**

| (dollars in thousands) | 2003 Average Balance | 2003 Interest | 2003 Yield/ Cost | 2002 Average Balance | 2002 Interest | 2002 Yield/ Cost | 2001 Average Balance | 2001 Interest | 2001 Yield/ Cost |
|---|---|---|---|---|---|---|---|---|---|
| Interest-earning assets: | | | | | | | | | |
| Loans | $601,122 | $ 40,690 | 6.77% | $581,812 | $ 44,323 | 7.62% | $551,424 | $ 48,101 | 8.72% |
| Mortgage-backed securities | 4,705 | 285 | 6.06 | 11,662 | 719 | 6.17 | 16,059 | 1,189 | 7.40 |
| Securities and other interest-earning assets | 70,861 | 2,507 | 3.54 | 73,588 | 3,772 | 5.13 | 74,046 | 4,672 | 6.31 |
| Total interest-earning assets | 676,688 | 43,482 | 6.43 | 667,062 | 48,814 | 7.32 | 641,529 | 53,962 | 8.41 |
| Non-interest-earning assets | 27,709 | | | 30,112 | | | 26,786 | | |
| Total assets | $704,397 | | | $697,174 | | | $668,315 | | |
| Interest-bearing liabilities: | | | | | | | | | |
| Deposits | $496,910 | $ 15,170 | 3.05 | $471,320 | $ 20,995 | 4.45 | $480,692 | $ 27,080 | 5.63 |
| FHLB advances | 122,034 | 5,205 | 4.27 | 142,820 | 5,824 | 4.08 | 117,624 | 6,682 | 5.68 |
| Notes payable | 7,060 | 271 | 3.84 | 5,600 | 241 | 4.30 | 4,331 | 356 | 8.22 |
| Total interest-bearing liabilities | 626,004 | 20,646 | 3.30 | 619,740 | 27,060 | 4.37 | 602,647 | 34,118 | 5.66 |
| Non-interest-bearing liabilities | 23,031 | | | 26,947 | | | 20,267 | | |
| Total liabilities | 649,035 | | | 646,687 | | | 622,914 | | |
| Stockholders' equity | 55,362 | | | 50,487 | | | 45,401 | | |
| Total liabilities and stockholders' equity | $704,397 | | | $697,174 | | | $668,315 | | |
| Net interest income | | $ 22,836 | | | $ 21,754 | | | $ 19,844 | |
| Interest rate spread | | | 3.13% | | | 2.95% | | | 2.75% |
| Net yield on interest-earning assets | | | 3.37% | | | 3.26% | | | 3.09% |
| Ratio of average interest-earning assets to average interest-bearing liabilities | 108.10% | | | 107.64% | | | 106.45% | | |

As is evidenced by these tables, interest rate changes had a positive effect on the Bank's net interest income for the years ended June 30, 2003 and June 30, 2002. Due to the repricing characteristics of the Bank's loan portfolio and short-term nature of its deposit portfolio, along with declining interest rates during much of the year ended June 30, 2003 and June 30, 2002, the Bank experienced an increase of 18 basis points in its interest rate spread to 3.13 percent for fiscal 2003 from 2.95 percent for fiscal 2002, and during fiscal 2002 its interest rate spread increased 20 basis points from 2.75 percent for fiscal 2001. These changes in interest rate spread contributed to an increase in net interest income for the year ended June 30, 2003 of $0.5 million, and an increase in net interest income for the year ended June 30, 2002 of $0.5 million due to interest rate changes.

Net interest income was favorably affected by volume changes during the years ended June 30, 2003 and 2002. Accordingly, net interest income grew by $0.6 million and $1.4 million due to volume changes for the years ended June 30, 2003 and 2002, respectively.

The rate/volume analysis illustrates the effect that volatile interest rate environments can have on a financial institution. A flattening yield curve will typically have a negative effect on net interest income, while a steepening yield curve will typically have a positive effect on net interest income.

Table 2

| (dollars in thousands) | 2003 vs. 2002 Increase (Decrease) Due to | | | 2002 vs. 2001 Increase (Decrease) Due to | | |
|---|---|---|---|---|---|---|
| | Volume | Rate | Total | Volume | Rate | Total |
| Interest income: | | | | | | |
| Loans | $ 1,471 | $(5,103) | $(3,632) | $ 2,315 | $(6,093) | $(3,778) |
| Mortgage-backed securities | (429) | (5) | (434) | (271) | (199) | (470) |
| Securities and other interest-earning assets | (97) | (1,169) | (1,266) | (23) | (877) | (900) |
| Total interest-earning assets | 945 | (6,277) | (5,332) | 2,021 | (7,169) | (5,148) |
| Interest expense: | | | | | | |
| Deposits | 1,140 | (6,965) | (5,825) | (417) | (5,667) | (6,084) |
| FHLB advances | (848) | (228) | (620) | 1,028 | (1,886) | (858) |
| Notes payable | 63 | (32) | 31 | 54 | (170) | (116) |
| Total interest-bearing liabilities | 355 | (6,769) | (6,414) | 665 | (7,723) | (7,058) |
| Net interest income | $ 590 | $ 492 | $ 1,082 | $ 1,356 | $ 554 | $ 1,910 |

Year Ended June 30,

*Provision for Loan Losses*

The Bank carefully monitors its loan portfolio and establishes levels of general and specific reserves for loan losses. Provisions for loan losses are charged to earnings to bring the total allowances for loan losses to a level considered adequate by management to provide for probable loan losses inherent in the loan portfolio as of each balance sheet date, based on prior loss experience, volume and type of lending conducted by the Bank, industry standards, and past due loans in the Bank's loan portfolio. The Bank's policies require the review of assets on a regular basis, and the Bank appropriately classifies loans as well as other assets if warranted. The Bank establishes specific provisions for loan losses when a loan is deemed to be uncollectible in an amount equal to the net book value of the loan or to any portion of the loan deemed uncollectible. A loan that is classified as either substandard or doubtful is assigned an allowance based upon the specific circumstances on a loan-by-loan basis after consideration of the underlying collateral and other pertinent economic and market conditions. In addition, the Bank maintains general allowances based upon the establishment of a risk category for each type of loan in the Bank's portfolio.

The Bank uses a systematic approach in determining the adequacy of its loan loss allowance and the necessary provision for loan losses, whereby the loan portfolio is reviewed generally and delinquent loan accounts are analyzed individually, on a monthly basis. Consideration is given primarily to the types of loans in the portfolio and the overall risk inherent in the portfolio as well as, with respect to individual loans, account status, payment history, ability to repay and probability of repayment, and loan-to-value percentages. After reviewing current economic conditions, changes in delinquency status, and actual loan losses incurred by the Bank, management establishes an appropriate reserve percentage applicable to each category of loans, and a provision for loan losses is recorded when necessary to bring the allowance to a level consistent with this analysis. During the year ended June 30, 2002, management conducted a review of the established reserve percentages used in calculating the required loan loss allowance. This review was conducted using the most currently available national and regional aggregate thrift industry data on charge-offs along with an analysis of historical losses experienced by the Bank according to type of loan. As a result of this analysis, management made moderate adjustments to the required reserve percentages on various loan categories to more accurately reflect probable losses. Management believes it uses the best information available to make a determination with respect to the allowance for loan losses, recognizing that future adjustments may be necessary depending upon a change in economic conditions.

During 2003, the Bank experienced growth in the loan portfolio of $38.0 million, or 6.6 percent, while substantially maintaining the composition of the loan portfolio. In addition, the level of impaired loans decreased from $13.0 million to $12.8 million, while the specific allowance related to impaired loans increased from $30,000 to $235,000. The decrease in the level of impaired loans to total loans caused the percentage of allowance for loan losses to impaired loans to increase from 30 to 31 percent. Net charge-offs decreased from $176,000 in 2002 to $19,000 in 2003. Therefore, taking into consideration the growth of the portfolio, the level of impaired loans, as well as net charge-offs and the overall performance of the loan portfolio, the Bank provided no additional provision and maintained the allowance at a level deemed appropriate of $3.9 million.

During 2002, the Bank experienced a decline in the loan portfolio of $4.6 million, or 0.8 percent, while substantially maintaining the composition of the loan portfolio. In addition, the level of impaired loans increased from $5.4 million to $13.0 million, while the specific allowance related to impaired loans increased from $25,000 to $30,000. The increase in the level of impaired loans to total loans caused the percentage of allowance for loan losses to impaired loans to decrease from 65 to 30 percent. Net charge-offs increased from $93,000 in 2001 to $176,000 in 2002. Therefore, taking into consideration the higher level of impaired loans, as well as the higher level of net charge-offs and the overall performance of the loan portfolio, the Bank provided $558,000 of additional provision to increase the allowance to a level deemed appropriate of $3.9 million.

### *Non-interest Income*

Non-interest income amounted to $5.9 million, $3.8 million, and $2.6 million for the years ended June 30, 2003, 2002, and 2001, respectively. The fluctuations in non-interest income are due primarily to fluctuations in income derived from mortgage banking activities, fee income on deposit accounts, gain on sale of real estate, and rental income. Income attributable to mortgage banking activities consists of loan servicing income, gains and losses on the sale of loans and mortgage-backed securities, and market valuation provisions and recoveries. Income from mortgage banking activities amounted to $4.9 million, $3.0 million, and $1.1 million for the years ended June 30, 2003, 2002, and 2001, respectively. The increases in income from mortgage banking activities of $1.9 million from the year ended June 30, 2001 to 2002, and from the year ended June 30, 2002 to 2003, is primarily due to an increase in net profit realized on the sale of loans. The results of operations from mortgage banking activity are attributable in large part to historically low market interest rates and are not necessarily indicative of expected future results. Other non-interest income amounted to $971,000, $766,000, and $1,164,000 for the years ended June 30, 2003, 2002, and 2001, respectively. The decrease in other non-interest income of $398,000 from the year ended June 30, 2001 to June 30, 2002 is attributable to a decline in rental income in 2002. The increase in other non-interest income of $205,000 from the year ended June 30, 2002 to June 30, 2003 is primarily due to an increase in loan prepayment fee and late charge fee income. Changes in other non-interest income are typically the result of service and other miscellaneous fee income, rental income, insurance proceeds, income realized on the sale of assets and investments, and the disposal of real estate owned properties.

### *Non-interest Expense*

Non-interest expense amounted to $16.5 million, $14.1 million, and $12.2 million for the years ended June 30, 2003, 2002, and 2001, respectively. The principal component of non-interest expense is compensation and related benefits which amounted to $8.7 million, $7.6 million, and $6.5 million for the years ended June 30, 2003, 2002, and 2001, respectively. The increase in compensation for the years ended June 30, 2002 and 2001 is due primarily to growth in the staff, employee 401K benefits, a compensation incentive plan for management, and inflationary salary and wage adjustments to employees. Office occupancy totaled $3.2 million, $2.8 million, and $2.6 million for the years ended June 30, 2003, 2002, and 2001, respectively. The increased occupancy expense is attributable to the cost of our Corporate Center in Solon, Ohio, maintenance and repairs to office buildings, and the cost of opening and operating additional branch offices. Other non-interest expense totaled $4.6 million, $3.7 million, and $3.1 million for the years ended June 30, 2003, 2002, and 2001, respectively. Changes in other non-interest expense are primarily the result of advertising, professional and legal services, insurance expenses, outside services, and franchise tax expense.

### *Federal Income Taxes*

The Company's federal income tax expense was $4.1 million, $3.6 million, and $3.4 million for the years ended June 30, 2003, 2002, and 2001, respectively. Due to the availability of tax credits for the years ended June 30, 2002, 2001, and 2000, and other miscellaneous deductions, the Company's effective federal income tax rate was below the expected tax rate of 35 percent with an effective rate of 34 percent for the years ended June 30, 2003, 2002, and 2001, respectively.

### *Impact of Inflation and Changing Prices*

The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. For further information regarding the effect of interest rate fluctuations on the Bank, see "Market Risk Management."

### *Critical Accounting Policies and Estimates*

The accounting and reporting policies of PVF Capital Corp. are in accordance with accounting principles generally accepted within the United States of America and conform to general practices within the banking industry. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements. Accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments.

The most significant accounting policies followed by PVF Capital Corp. are presented in Note 1 to the consolidated financial statements. Accounting and reporting policies for the allowance for loan losses and mortgage servicing rights are deemed critical since they involve the use of estimates and require significant management judgments. PVF Capital Corp. provides further detail on the methodology and reporting of the allowance for loan losses in Note 4 and mortgage servicing rights in Note 5.

### *Effect of New Financial Accounting Standards*

The Financial Accounting Standards Board (FASB) recently issued two new accounting standards, Statement 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," and Statement 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equities," both of which generally become effective in the quarter beginning July 1, 2003. Management determined that adoption of the new standards will not materially affect the Company's operating results or financial condition.


PVF CAPITAL CORP.


PARK VIEW FEDERAL
SAVINGS BANK

## *Office Locations and Hours*

**Avon Office**
36311 Detroit Road
Avon, Ohio 44011
440-934-3580

**Bainbridge Office**
8500 Washington Street
Chagrin Falls, Ohio 44023
440-543-8889

**Bedford Office**
413 Northfield Road
Bedford, Ohio 44146
440-439-2200

**Chardon Office**
408 Water Street
Chardon, Ohio 44024
440-285-2343

**Macedonia Office**
497 East Aurora Road
Macedonia, Ohio 44056
330-468-0055

**Mayfield Heights Office**
1456 SOM Center Road
Mayfield Hts., Ohio 44124
440-449-8597

**Medina Office**
Reserve Square
3613 Medina Road
Medina, Ohio 44256
330-721-7484

**Mentor Office**
Heisley Corners
6990 Heisley Road
Mentor, Ohio 44060
440-944-0276

**North Royalton Office**
13901 Ridge Road
North Royalton, Ohio 44133
440-582-7417

**Solon Office**
Solar Shopping Center
34400 Aurora Road
Solon, Ohio 44139
440-542-6070

**Strongsville Office**
17780 Pearl Road
Strongsville, Ohio 44136
440-878-6010

**LOBBY**
**Mon., Tues., Wed., Thurs.:**
9:00 am - 4:30 pm
**Friday:** 9:00 am - 5:30 pm
**Saturday:** 9:00 am - 1:00 pm

**AUTO TELLER**
**Mon., Tues., Wed., Thurs.:**
9:00 am - 5:00 pm
**Friday:** 9:00 am - 6:00 pm
**Saturday:** 9:00 am - 1:00 pm

**Beachwood Office**
La Place
2111 Richmond Road
Beachwood, Ohio 44122
216-831-6373

**Lakewood-Cleveland Office**
11010 Clifton Blvd.
Cleveland, Ohio 44102
216-631-8900

**LOBBY**
**Mon., Tues., Thurs.:**
9:00 am - 4:30 pm
**Friday:** 9:00 am - 5:30 pm
**Saturday:** 9:00 am - 1:00 pm
**Closed Wednesday**

**AUTO TELLER**
**Mon., Tues., Thurs.:**
9:00 am - 5:00 pm
**Friday:** 9:00 am - 6:00 pm
**Saturday:** 9:00 am - 1:00 pm
**Closed Wednesday**

**Shaker Heights Office**
Shaker Towne Centre
16909 Chagrin Blvd.
Shaker Hts., Ohio 44120
216-283-4003

**LOBBY**
**Mon., Tues., Wed., Thurs.:**
9:00 am - 4:30 pm
**Friday:** 9:00 am - 6:00 pm
**Saturday:** 9:00 am - 1:00 pm

**Corporate Center Office**
30000 Aurora Road
Solon, Ohio 44139
440-914-3900

**LOBBY & AUTO TELLER**
**Monday - Friday:**
9:00 am - 5:00 pm
**Closed Saturday**



## Board of Directors

**John R. Male**
Chairman of the Board and
Chief Executive Officer

**C. Keith Swaney**
President, Chief Operating Officer
and Chief Financial Officer

**Gerald A. Fallon**
Retired

**Robert K. Healey**
Retired

**Ronald D. Holman, II**
Partner
Cavitch, Familo, Durkin & Frutkin

**Stanley T. Jaros**
Partner
Moriarty & Jaros, P.L.L.

**Raymond J. Negrelli**
President
Raymond J. Negrelli, Inc.

**Stuart D. Neidus**
Chairman and
Chief Executive Officer
Anthony & Sylvan Pools Corporation

## Officers

**John R. Male**
Chairman of the Board and
Chief Executive Officer

**C. Keith Swaney**
President, Chief Operating Officer
and Chief Financial Officer

**Jeffrey N. Male**
Executive Vice President

**Anne M. Johnson**
Senior Vice President
Operations

**Carol S. Porter**
Corporate Secretary and
Marketing Director

**Edward B. Debevec**
Treasurer

**Mark E. Fosnaught**
Vice President
Branch Coordinator

**William J. Harr, Jr.**
Vice President

**Adeline Novak**
Vice President
Human Resources

**Robert J. Papa**
Vice President
Construction Lending

**John E. Schimmelmann**
Vice President
Deposit Operations

**Kennaird H. Stewart**
Vice President
Commercial Real Estate Lending

# INDEPENDENT AUDITORS' REPORT

The Board of Directors
PVF Capital Corp.
Solon, Ohio

We have audited the accompanying consolidated statements of financial condition of PVF Capital Corp. (Company) as of June 30, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended June 30, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The 2001 financial statements were audited by other auditors, whose report dated July 27, 2001 expressed on unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PVF Capital Corp. as of June 30, 2003 and 2002, and the results of its operations and its cash flows for the years ended June 30, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLP

Cleveland, Ohio
August 1, 2003

PVF CAPITAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
Years ended June 30, 2003 and 2002

| ASSETS | 2003 | 2002 |
|---|---|---|
| Cash and amounts due from depository institutions | $ 9,755,224 | $ 4,526,976 |
| Interest bearing deposits | 3,946,019 | 1,736,712 |
| Federal funds sold | 83,050,000 | 8,050,000 |
| Cash and cash equivalents | 96,751,243 | 14,313,688 |
| Securities held to maturity (fair value 2003- $33,252, 2002- $55,751,561) | 33,252 | 55,121,211 |
| Mortgage-backed securities held to maturity (fair value 2003- $3,032,385, 2002- $7,500,739) | 2,964,798 | 7,297,206 |
| Loans receivable held for sale, net | 33,603,895 | 11,679,735 |
| Loans receivable, net of allowance of $3,882,839 and $3,901,839 | 579,670,681 | 563,550,556 |
| Office properties and equipment, net | 11,555,919 | 9,817,348 |
| Real estate owned | 448,865 | 564,316 |
| Federal Home Loan Bank stock | 10,396,399 | 9,947,624 |
| Prepaid expenses and other assets | 7,978,751 | 7,328,431 |
| Total assets | $ 743,403,803 | $ 679,620,115 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2003 | 2002 |
|---|---|---|
| Liabilities: | | |
| Deposits | $ 526,428,927 | $ 479,672,218 |
| Advances from the Federal Home Loan Bank of Cincinnati | 120,123,220 | 120,739,695 |
| Notes payable | 5,815,150 | 8,288,020 |
| Advances from borrowers for taxes and insurance | 7,964,653 | 7,320,613 |
| Accrued expenses and other liabilities | 24,468,717 | 11,300,991 |
| Total liabilities | 684,800,667 | 627,321,537 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Serial preferred stock, $.01 par value, 1,000,000 shares authorized; none issued | - | - |
| Common stock, $.01 par value, 15,000,000 shares authorized; 6,717,283 and 6,064,809 shares issued, respectively | 67,173 | 60,648 |
| Additional paid-in capital | 47,176,696 | 37,412,482 |
| Retained earnings | 14,486,460 | 17,627,665 |
| Treasury stock, at cost, 343,519 and 286,276 shares, respectively | (3,127,193) | (2,802,217) |
| Total stockholders' equity | 58,603,136 | 52,298,578 |
| Total liabilities and stockholders' equity | $ 743,403,803 | $ 679,620,115 |

See accompanying notes to consolidated financial statements.

PVF CAPITAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended June 30, 2003, 2002 and 2001

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Interest income: | | | |
| Loans | $ 40,690,675 | $ 44,322,897 | $ 48,100,662 |
| Mortgage-backed securities | 285,167 | 719,321 | 1,189,468 |
| Cash and securities | 2,506,855 | 3,772,463 | 4,671,814 |
| Total interest income | 43,482,697 | 48,814,681 | 53,961,944 |
| Interest expense: | | | |
| Deposits | 15,169,502 | 20,995,003 | 27,079,731 |
| Borrowings | 5,476,773 | 6,065,389 | 7,038,219 |
| Total interest expense | 20,646,275 | 27,060,392 | 34,117,950 |
| Net interest income | 22,836,422 | 21,754,289 | 19,843,994 |
| Provision for loan losses | - | 558,000 | 225,000 |
| Net interest income after provision for loan losses | 22,836,422 | 21,196,289 | 19,618,994 |
| Noninterest income: | | | |
| Service and other fees | 743,877 | 625,631 | 562,613 |
| Mortgage banking activities, net | 4,922,069 | 2,985,424 | 1,134,505 |
| Gain on sale of real estate | - | - | 300,790 |
| Rental income | - | - | 270,528 |
| Other, net | 227,057 | 139,913 | 331,150 |
| Total noninterest income | 5,893,003 | 3,750,968 | 2,599,586 |
| Noninterest expense: | | | |
| Compensation and benefits | 8,694,397 | 7,643,251 | 6,493,661 |
| Office, occupancy, and equipment | 3,151,956 | 2,758,158 | 2,586,580 |
| Insurance | 262,366 | 226,511 | 208,279 |
| Professional and legal | 518,648 | 425,185 | 344,849 |
| Advertising | 499,438 | 368,775 | 256,244 |
| Outside services | 857,050 | 520,181 | 355,626 |
| Franchise tax | 647,890 | 581,990 | 496,338 |
| Other | 1,877,460 | 1,614,584 | 1,475,833 |
| Total noninterest expense | 16,509,205 | 14,138,635 | 12,217,410 |
| Income before federal income taxes | 12,220,220 | 10,808,622 | 10,001,170 |
| Federal income taxes: | | | |
| Current | 3,966,092 | 3,431,586 | 3,128,578 |
| Deferred | 157,672 | 203,727 | 236,714 |
| | 4,123,764 | 3,635,313 | 3,365,292 |
| Net income | $ 8,096,456 | $ 7,173,309 | $ 6,635,878 |
| Basic earnings per share | $ 1.27 | $ 1.12 | $ 1.05 |
| Diluted earnings per share | $ 1.25 | $ 1.09 | $ 1.02 |

See accompanying notes to consolidated financial statements.

PVF CAPITAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended June 30, 2003, 2002 and 2001

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|---|
| Balance at June 30, 2000 | $ 48,333 | 24,784,942 | 19,039,966 | (973,178) | 42,900,063 |
| Net income | - | - | 6,635,878 | - | 6,635,878 |
| Stock options exercised, 20,384 shares | 204 | 38,201 | - | - | 38,405 |
| Cash paid in lieu of fractional shares | - | - | (1,840) | - | (1,840) |
| Stock dividend issued, 485,730 shares | 4,857 | 6,523,354 | (6,528,211) | - | - |
| Cash dividend, $0.292 per share | - | - | (1,376,934) | - | (1,376,934) |
| Purchase of 21,488 shares of Treasury stock | - | - | | (189,437) | (189,437) |
| Balance at June 30, 2001 | 53,394 | 31,346,497 | 17,768,859 | (1,162,615) | 48,006,135 |
| Net income | - | - | 7,173,309 | | 7,173,309 |
| Stock options exercised, 173,492 shares | 1,735 | 293,425 | - | - | 295,160 |
| Cash paid in lieu of fractional shares | - | - | (2,869) | | (2,869) |
| Stock dividend issued, 551,870 shares | 5,519 | 5,772,560 | (5,778,079) | - | - |
| Cash dividend, $0.296 per share | - | - | (1,533,555) | | (1,533,555) |
| Purchase of 136,395 shares of Treasury stock | - | - | - | (1,639,602) | (1,639,602) |
| Balance at June 30, 2002 | 60,648 | 37,412,482 | 17,627,665 | (2,802,217) | 52,298,578 |
| Net income | | | 8,096,456 | - | 8,096,456 |
| Stock options exercised, 41,909 shares | 419 | 187,502 | - | - | 187,921 |
| Cash paid in lieu of fractional shares | - | | (2,159) | - | (2,159) |
| Stock dividend issued, 610,565 shares | 6,106 | 9,576,712 | (9,582,818) | - | - |
| Cash dividend, $0.296 per share | | - | (1,652,684) | - | (1,652,684) |
| Purchase of 28,615 shares of Treasury stock | - | - | - | (324,976) | (324,976) |
| Balance at June 30, 2003 | $ 67,173 | 47,176,696 | 14,486,460 | (3,127,193) | 58,603,136 |

See accompanying notes to consolidated financial statements.

# PVF CAPITAL CORP. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2003, 2002 and 2001

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Operating activities: | | | |
| Net income | $ 8,096,456 | 7,173,309 | 6,635,878 |
| Adjustments required to reconcile net income to net cash provided by (used in) operating activities: | | | |
| Accretion of discount on securities | - | - | (618,845) |
| Depreciation | 1,407,503 | 1,060,530 | 710,375 |
| Provision for loan losses | - | 558,000 | 225,000 |
| Accretion of unearned discount and deferred loan origination fees, net | (1,244,214) | (1,130,822) | (1,132,931) |
| FHLB stock dividends | (448,775) | (505,319) | (525,378) |
| Deferred income tax provision | (157,672) | (203,727) | (236,714) |
| Proceeds from loans held for sale | 460,462,639 | 295,706,407 | 106,047,642 |
| Originations of loans held for sale | (475,659,784) | (301,234,328) | (101,461,735) |
| Gain on the sale of loans, net | (6,727,015) | (2,981,311) | (633,362) |
| Net change in other assets and other liabilities | 12,726,270 | (1,213,531) | 4,356,135 |
| Net cash from operating activities | (1,544,592) | (2,770,792) | 13,366,065 |
| Investing activities: | | | |
| Loans originated | (177,261,741) | (135,864,877) | (226,319,550) |
| Principal repayments on loans | 162,351,576 | 149,065,323 | 147,331,835 |
| Principal repayments on mortgage-backed securities held to maturity | 4,366,663 | 10,918,228 | 3,926,715 |
| Purchase of mortgage-backed securities held to maturity | - | - | (977,611) |
| Purchase of securities held to maturity | (30,000,000) | (55,000,000) | (99,918,836) |
| Maturities and calls of securities held to maturity | 85,087,959 | 50,090,394 | 115,584,929 |
| Federal Home Loan Bank (FHLB) stock purchased, net | - | - | (3,075,700) |
| Additions to office properties and equipment | (3,146,074) | (3,094,421) | (6,636,488) |
| Disposals of real estate owned | 114,259 | 353,100 | 740,442 |
| (Additions) disposal of real estate held for investment, net | (50,000) | (350,000) | 2,794,020 |
| Net cash from investing activities | 41,462,642 | 16,117,747 | (66,550,244) |

See accompanying notes to consolidated financial statements.

PVF CAPITAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
Years ended June 30, 2003, 2002 and 2001

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Financing activities: | | | |
| Payments on FHLB advances | (10,616,476) | (183,127,160) | (89,106,985) |
| Proceeds from FHLB advances | 10,000,000 | 118,000,000 | 160,000,000 |
| Proceeds from notes payable | - | 6,650,000 | 4,700,000 |
| Repayment of notes payable | (2,472,870) | (3,061,980) | (1,000,000) |
| Net increase in NOW and passbook savings | 16,190,703 | 23,728,050 | 2,913,422 |
| Proceeds from issuance of certificates of deposit | 135,463,914 | 88,664,759 | 124,038,791 |
| Payments on maturing certificates of deposit | (104,897,908) | (113,252,740) | (87,401,922) |
| Net increase in advances from borrowers | 644,040 | 851,552 | 293,943 |
| Payment of cash dividend | (1,654,844) | (1,536,424) | (1,378,774) |
| Purchase of Treasury stock | (324,975) | (1,639,602) | (189,437) |
| Other | 187,921 | 295,160 | 38,404 |
| Net cash from financing activities | 42,519,505 | (64,428,385) | 112,907,442 |
| Net increase (decrease) in cash and cash equivalents | 82,437,555 | (51,081,430) | 59,723,263 |
| Cash and cash equivalents at beginning of year | 14,313,688 | 65,395,118 | 5,671,855 |
| Cash and cash equivalents at end of year | $ 96,751,243 | 14,313,688 | 65,395,118 |
| Supplemental disclosures of cash flow information: | | | |
| Cash payments of interest | $ 20,733,040 | 28,600,682 | 32,577,423 |
| Cash payments of income taxes | 4,020,000 | 2,825,000 | 3,399,482 |
| Supplemental schedule of noncash investing and financing activities: | | | |
| Transfers to real estate owned | $ - | 355,132 | 742,981 |
| Loans securitized into mortgage-backed securities | - | - | 16,400,000 |

See accompanying notes to consolidated financial statements.

**NOTE 1 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS**

The accounting and reporting policies of PVF Capital Corp. and its subsidiaries (Company) conform to accounting principles generally accepted in the United States of America and general industry practice. The Company's principal subsidiary, Park View Federal Savings Bank (Bank), is principally engaged in the business of offering savings deposits through the issuance of savings accounts, money market accounts, and certificates of deposit and lending funds primarily for the purchase, construction, and improvement of real estate in Cuyahoga, Summit, Geauga, Lake, Medina and Lorain Counties, Ohio. The deposit accounts of the Bank are insured under the Savings Association Insurance Fund (SAIF) of the Federal Deposit Insurance Corporation (FDIC) and are backed by the full faith and credit of the United States government. The following is a description of the significant policies, which the Company follows in preparing and presenting its consolidated financial statements.

Principles of Consolidation. The consolidated financial statements include the accounts of PVF Capital Corp., and its wholly owned subsidiaries, Park View Federal Savings Bank, PVF Service Corporation (PVFSC), PVF Holding, Inc., and Mid-Pines Land Co. PVFSC owns some bank premises and leases them to the bank. PVF Holding Inc. and Mid Pines Land Co. did not have any significant assets or activity as of or for the years ended June 30, 2003 or 2002. All significant intercompany transactions and balances are eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The allowance for loan losses and fair value of financial instruments are particularly subject to change.

Allowance for Loan Losses. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest according to the contractual terms of the loan agreement. Since the Bank's loans are primarily collateral dependent, measurement of impairment is based on the fair value of the collateral.

The allowance for loan losses is maintained at a level to absorb probable incurred losses inherent in the portfolio as of the balance sheet date. The adequacy of the allowance for loan losses is periodically evaluated by the Bank based upon the overall portfolio composition and general market conditions. While management uses the best information available to make these evaluations, future adjustments to the allowance may be necessary if economic conditions change substantially from the assumptions used in making the evaluations. Allocations of the allowance

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS (Continued)

may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Future adjustments to the allowance may also be required by regulatory examiners based on their judgments about information available to them at the time of their examination. Uncollectable interest on loans that are contractually 90 days or more past due is charged off, or an allowance is established. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received until the loan is determined to be performing in accordance with the applicable loan terms in which case the loan is returned to accrual status.

Mortgage Banking Activities. Mortgage loans held for sale are carried at the lower of cost or fair value, determined on an aggregate basis.

The Company retains servicing on loans that are sold. The Company recognizes an asset for mortgage servicing rights based on an allocation of total loan cost using relative fair values, or a liability for mortgage servicing rights based on fair value, if the benefits of servicing are not expected to adequately compensate the Company. The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on current market interest rates and prepayment assumptions. For purposes of measuring impairment, the rights are stratified based on predominant risk characteristics of the underlying loans such as interest rates and scheduled maturity. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights exceed their fair value. The Company monitors prepayments, and in the event that actual prepayments exceed original estimates, amortization is adjusted accordingly.

Investment and Mortgage-Backed Securities. The Company classifies all securities as held to maturity. Securities held to maturity are limited to debt securities that the Company has the positive intent and the ability to hold to maturity; these securities are reported at amortized cost. Investment and mortgage-backed securities that could be sold in the future because of changes in interest rates or other factors are not to be classified as held to maturity. Other securities such as Federal Home Loan Bank stock are carried at cost.

Gains or losses on the sales or call of all securities are recognized at the date of sale or call (trade date). Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield. Dividends and interest income are recognized when earned.

(Continued)

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS** (Continued)

A decline in fair value of any held to maturity security below cost that is deemed other than temporary is charged to earnings resulting in establishment of a new cost basis for the security.

Loans Receivable: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses.

Office Properties and Equipment. Depreciation and amortization are computed using the straight-line method at rates expected to amortize the cost of the assets over their estimated useful lives or, with respect to leasehold improvements, the term of the lease, if shorter. Estimated lives range from one to forty years. Land is carried at cost.

Federal Income Taxes. The Company files a consolidated tax return with its wholly owned subsidiaries and provides deferred federal income taxes in recognition of temporary differences between financial statement and income tax reporting. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled, and the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Loan Origination and Commitment Fees. The Company defers loan origination and commitment fees and certain direct loan origination costs and amortizes the net amount over the lives of the related loans as a yield adjustment if the loans are held for investment, or recognizes the net fees as mortgage banking income when the loans are sold.

Real Estate Owned. Real estate owned is carried at the lower of cost or fair value less estimated selling costs. If Fair values decline, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Long-Term Assets. Office properties and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

(Continued)

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS (Continued)

Statements of Cash Flows. For purposes of the consolidated statements of cash flows, the Company considers cash and amounts due from depository institutions, interest bearing deposits, and federal funds sold with original maturities of less than three months to be cash equivalents. Net cash flows are reported for NOW and passbook savings accounts, and advances from borrowers.

Stock Compensation. Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying stock at the date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation.*

| | | 2003 | 2002 | 2001 |
|---|---|---|---|---|
| Net income as reported | $ | 8,096,456 | 7,173,309 | 6,635,878 |
| Deduct: Stock-based compensation expense determined under fair value based method | $ | 124,135 | 104,521 | 129,146 |
| Pro forma net income | $ | 7,972,321 | 7,068,788 | 6,506,732 |
| | | | | |
| Basic earnings per share as reported | $ | 1.27 | 1.12 | 1.05 |
| Pro forma basic earnings per share | $ | 1.25 | 1.11 | 1.03 |
| | | | | |
| Diluted earnings per share as reported | $ | 1.25 | 1.09 | 1.02 |
| Pro forma diluted earnings per share | $ | 1.23 | 1.08 | 1.00 |

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Risk-free interest rate | 3.50 % | 4.73 % | 5.71 % |
| Expected option life | 7 years | 7 years | 7 years |
| Expected stock price volatility | 35.00 % | 37.00 % | 30.00 % |
| Dividend yield | 2.50 % | 2.73 % | 2.00 % |

(Continued)

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS (Continued)

Earnings Per Share. Earnings per share are calculated by dividing net income for the period by the weighted average number of shares of common stock outstanding during the period. The assumed exercise of stock options is included in the calculation of diluted earnings per share.

The per share data for 2003, 2002 and 2001 are adjusted to reflect the 10% stock dividends declared July 2003, July 2002 and July 2001.

Loss Contingencies. Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Off Balance Sheet Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Restrictions on Cash: Cash on deposit with another institution of $1,096,000 was required to meet regulatory reserve requirements at June 30, 2003. These balances do not earn interest. No cash on deposit with other institution was required to meet regulatory reserve requirements at June 30, 2002.

Fair Value of Financial Instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments. While the Company's chief decision-makers monitor the revenue streams of the various Company products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications. Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

(Continued)

## NOTE 2 - SECURITIES

Securities held to maturity at June 30, 2003 and 2002, are summarized as follows:

| | 2003 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gain | Gross Unrealized Loss | Estimated Fair Value |
| Municipal bond | $ 33,252 | - | - | $ 33,252 |
| Total | $ 33,252 | - | - | $ 33,252 |
| Due after one year through five years | $ 33,252 | - | - | $ 33,252 |

| | 2002 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gain | Gross Unrealized Loss | Estimated Fair Value |
| United States Government and agency securities | $ 55,000,000 | $ 639,100 | $ (8,750) | $ 55,630,350 |
| Municipal bond | 121,211 | - | - | 121,211 |
| Total | $ 55,121,211 | $ 639,100 | $ (8,750) | $ 55,751,561 |
| Due after one year through five years | $ 55,121,211 | $ 639,100 | $ (8,750) | $ 55,751,561 |

There were no sales of securities for the years ended June 30, 2003, 2002 or 2001. $85,000,000 of United States Agency securities were called in the year ended June 30, 2003.

(Continued)

## NOTE 3 - MORTGAGE-BACKED SECURITIES

Mortgage-backed securities held to maturity at June 30, 2003 and 2002, are summarized as follows:

| | 2003 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gain | Gross Unrealized Loss | Estimated Fair Value |
| FNMA mortgage-backed securities | $ 89,721 | $ 2,909 | - | $ 92,630 |
| FHLMC mortgage-backed securities | 2,840,822 | 98,934 | - | 2,939,756 |
| Accrued interest receivable | 34,255 | - | - | 34,255 |
| | $ 2,964,798 | $ 101,843 | - | $ 3,066,641 |

| | 2002 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gain | Gross Unrealized Loss | Estimated Fair Value |
| FNMA mortgage-backed securities | $ 188,732 | $ 3,564 | - | $ 192,296 |
| FHLMC mortgage-backed securities | 7,022,569 | 199,969 | - | 7,222,538 |
| Accrued interest receivable | 85,905 | - | - | 85,905 |
| | $ 7,297,206 | $ 203,533 | - | $ 7,500,739 |

There were no sales of mortgage-backed securities for the years ended June 30, 2003, 2002 or 2001.

(Continued)

## NOTE 4 - LOANS RECEIVABLE

Loans receivable at June 30, 2003 and 2002, consist of the following:

| | 2003 | 2002 |
|---|---|---|
| Real estate mortgages: | | |
| One-to-four family residential | $ 143,881,760 | $ 158,833,656 |
| Home equity line of credit | 67,822,058 | 53,349,287 |
| Multifamily residential | 40,997,490 | 43,451,715 |
| Commercial | 147,560,511 | 133,145,924 |
| Commercial equity line of credit | 34,080,887 | 22,872,121 |
| Land | 62,933,365 | 60,124,877 |
| Construction - residential | 111,388,555 | 110,596,307 |
| Construction - multi-family | 304,300 | 1,084,805 |
| Construction - commercial | 22,935,858 | 33,451,289 |
| Total real estate mortgages | 631,904,784 | 616,909,981 |
| Non real estate loans | 11,760,915 | 8,459,413 |
| | 643,665,699 | 625,369,394 |
| Accrued interest receivable | 2,685,565 | 2,973,654 |
| Deferred loan origination fees | (3,032,489) | (2,789,665) |
| Unearned discount | (2,276) | (3,085) |
| Undisbursed portion of loan proceeds | (59,762,979) | (58,097,903) |
| Allowance for loan losses | (3,882,839) | (3,901,839) |
| | $ 579,670,681 | $ 563,550,556 |

A summary of the changes in the allowance for loan losses for the years ended June 30, 2003, 2002, and 2001, is as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Beginning balance | $ 3,901,839 | $ 3,520,198 | $ 3,387,474 |
| Provision charged to operations | - | 558,000 | 225,000 |
| Charge-offs | (19,000) | (206,078) | (112,435) |
| Recoveries | - | 29,719 | 20,159 |
| Ending balance | $ 3,882,839 | $ 3,901,839 | $ 3,520,198 |

(Continued)

**NOTE 4 - LOANS RECEIVABLE** (Continued)

The following is a summary of the principal balances of nonperforming loans at June 30:

| | 2003 | 2002 |
|---|---|---|
| Loans on nonaccrual status: | | |
| Real estate mortgages: | | |
| One-to-four family residential | $ 3,072,917 | $ 2,677,504 |
| Commercial | 2,879,445 | 1,215,160 |
| Multi-family residential | 137,085 | 115,362 |
| Construction and land | 1,347,905 | 3,796,980 |
| Total loans on nonaccrual status | 7,437,352 | 7,805,006 |
| Past due loans on accrual status - | | |
| Real estate mortgages - | | |
| Construction and land | 275,461 | - |
| Total nonaccrual and past due loans | $ 7,712,813 | $ 7,805,006 |

During the years ended June 30, 2003, 2002 and 2001, gross interest income of $761,798, $548,000, and $769,931, respectively, would have been recorded on loans accounted for on a nonaccrual basis if the loans had been current throughout the period. Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.

At June 30, 2003 and 2002, the recorded investment in loans, which have been identified as being impaired, totaled $12,765,000 and $13,016,000 respectively. Included in the impaired amount at June 30, 2003 and 2002, is $1,095,934 and $115,362, respectively, related to loans with a corresponding valuation allowance of $234,719 and $29,719 respectively. The Company recognized no interest on impaired loans in 2003, 2002, and 2001 (during the portion of the respective years that they were impaired).

Average impaired loans for the years ended June 30, 2003 and 2002 amounted to $13,296,000 and $6,983,200, respectively.

(Continued)

## NOTE 5 - MORTGAGE BANKING ACTIVITIES

Mortgage banking activities, net, including gains and losses on sales of loans, for each of the years in the three-year period ended June 30, 2003, consist of the following:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Mortgage loan servicing fees | $ 1,446,168 | $ 1,116,929 | $ 810,567 |
| Amortization and impairment of mortgage servicing rights | (3,251,114) | (1,112,817) | (354,424) |
| Gross realized: | | | |
| Gains on sales of loans | 8,214,611 | 3,079,814 | 1,766,805 |
| Losses on sales of loans | (1,487,596) | (98,502) | (1,133,443) |
| Market valuation provision for losses on loans receivable held for sale | - | - | - |
| Market valuation recoveries | - | - | 45,000 |
| | $ 4,922,069 | $ 2,985,424 | $ 1,134,505 |

At June 30, 2003 and 2002, the Company was servicing whole and participation mortgage loans for others aggregating approximately $658,967,272 and $528,319,233, respectively. The Company had $20,143,571 and $6,069,959 at June 30, 2003 and 2002, respectively, of funds collected on mortgage loans serviced for others which is included in accrued expenses and other liabilities.

Originated mortgage servicing rights capitalized and amortized during the years ended June 30, 2003, 2002 and 2001 were as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Beginning balance | $ 3,255,147 | $ 1,284,678 | $ 833,558 |
| Originated | 3,981,149 | 3,083,286 | 805,544 |
| Amortized | (2,581,114) | (1,112,817) | (354,424) |
| Ending balance | $ 4,655,182 | $ 3,255,147 | $ 1,284,678 |
| | | | |
| Valuation allowance | | | |
| Beginning of year | $ - | $ - | $ - |
| Additions expensed | 670,000 | $ - | - |
| End of year | $ 670,000 | $ - | $ - |

(Continued)

## NOTE 6 - OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment at cost, less accumulated depreciation and amortization at June 30, 2003 and 2002 are summarized as follows:

| | 2003 | 2002 |
|---|---|---|
| Land and land improvements | $ 847,500 | $ 847,500 |
| Building and building improvements | 4,702,678 | 4,715,304 |
| Leasehold improvements | 4,966,034 | 3,793,711 |
| Furniture and equipment | 8,436,598 | 6,532,717 |
| | 18,952,810 | 15,889,232 |
| Less accumulated depreciation and amortization | (7,396,891) | (6,071,884) |
| | $ 11,555,919 | $ 9,817,348 |

## NOTE 7 - DEPOSITS

Deposit balances at June 30, 2003 and 2002 are summarized by interest rate as follows:

| | | 2003 Amount | % | 2002 Amount | % |
|---|---|---|---|---|---|
| NOW and money market accounts | | | | | |
| | Noninterest bearing | $ 14,682,098 | 2.8% | $ 12,092,628 | 2.5% |
| | 0.245-4.00% | 66,389,265 | 12.6 | 58,813,116 | 12.3 |
| | | 81,071,363 | 15.4 | 70,905,744 | 14.8 |
| Passbook savings | 1.00 - 2.50% | 43,191,519 | 8.2 | 37,166,435 | 7.7 |
| Certificates of deposit | 0.50 - 1.99% | 71,825,960 | 13.6 | - | - |
| | 2.00 - 2.99 | 100,173,672 | 19.0 | 91,168,895 | 19.0 |
| | 3.00 - 3.99 | 147,737,107 | 28.1 | 117,780,641 | 24.6 |
| | 4.00 – 4.99 | 53,456,947 | 10.2 | 49,071,134 | 10.2 |
| | 5.00 – 5.99 | 20,956,710 | 4.0 | 26,261,752 | 5.5 |
| | 6.00 - 6.99 | 6,283,529 | 1.2 | 43,549,703 | 9.1 |
| | 7.00 - 7.99 | 1,651,935 | 0.3 | 43,693,887 | 9.1 |
| | 8.00 – 8.99 | 80,185 | 0.0 | 74,027 | 0.0 |
| | | 402,166,045 | 84.6 | 371,600,039 | 85.2 |
| | | $526,428,927 | 100% | $479,672,218 | 100% |
| Weighted average rate on deposits | | | 2.61% | | 3.76% |

(Continued)

NOTE 7 - DEPOSITS (Continued)

| | 2003 Amount | % | 2002 Amount | % |
|---|---|---|---|---|
| Remaining term to maturity of certificates of deposit: | | | | |
| 12 months or less | $249,316,121 | 62.0% | $254,171,324 | 68.4% |
| 13 to 24 months | 115,880,269 | 28.8 | 77,333,220 | 20.8 |
| 25 to 36 months | 13,613,069 | 3.4 | 24,414,990 | 6.6 |
| 37 to 48 months | 23,356,586 | 5.8 | 15,680,505 | 4.2 |
| | $402,166,045 | 100% | $371,600,039 | 100% |
| Weighted average rate on certificates of deposit | | 3.23% | | 4.57% |

Time deposits in amounts of $100,000 or more totaled approximately $109,893,000 and $105,828,000 at June 30, 2003 and 2002, respectively.

Interest expense on deposits is summarized as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| NOW accounts | $ 899,621 | $ 1,079,276 | $ 1,292,321 |
| Passbook accounts | 470,504 | 660,260 | 771,793 |
| Certificates of deposit | 13,799,377 | 19,255,467 | 25,015,617 |
| | $ 15,169,502 | $ 20,995,003 | $ 27,079,731 |

NOTE 8 - ADVANCES FROM THE FEDERAL HOME LOAN BANK OF CINCINNATI

Advances from the Federal Home Loan Bank of Cincinnati (FHLB), with maturities and interest rates thereon at June 30, 2003 and 2002, were as follows:

| Maturity | Interest Rate | 2003 | 2002 |
|---|---|---|---|
| February 2003 | 6.00 | $ - | $ 500,000 |
| February 2006 | 6.05 | 123,220 | 239,695 |
| February 2008 | 5.37 | 10,000,000 | 10,000,000 |
| March 2008 | 5.64 | 10,000,000 | 10,000,000 |
| March 2011 | 3.94 | 50,000,000 | 50,000,000 |
| May 2011 | 4.16 | 50,000,000 | 50,000,000 |
| | | $120,123,220 | $120,739,695 |
| Weighted average interest rate | | 4.29% | 4.30% |

(Continued)

**NOTE 8 - ADVANCES FROM THE FEDERAL HOME LOAN BANK OF CINCINNATI (Continued)**

Each of the advances, except the advance maturing in February 2006, is a convertible fixed-rate advance. Each of these is convertible at the option of the FHLB to LIBOR. Alternatively, if the conversion option is exercised, the Bank could repay these advances without prepayment penalty.

In order to secure these advances, the Bank has pledged mortgage loans with unpaid principal balances aggregating approximately $113,341,000 and $150,925,000 at June 30, 2003 and 2002, respectively, plus Federal Home Loan Bank stock. In addition, at June 30, 2003, $21,000,000 in overnight cash and stock in the FHLB was pledged for such advances.

**NOTE 9 - NOTES PAYABLE**

On July 26, 2000, the Company secured a $5 million line of credit from another federally insured institution at a variable interest rate that adjusts to LIBOR plus 200 basis points. Each draw is separately negotiated with respect to rate and term. The outstanding balance at June 30, 2003 and June 30, 2002 was $2,500,000 and $4,900,000, respectively. The line was extended in July 2003 for an additional year and can be extended indefinitely. The line is secured by all of the Company's stock in the Bank.

On March 8, 2002, one of the Company's subsidiaries obtained a $3.4 million term loan from another federally insured institution to refinance the Company's Solon headquarters building. The note carries a variable interest rate that adjusts to LIBOR plus 230 basis points. The loan matures on March 15, 2007. The loan is guaranteed by the Company.

Principal repayments on the note are scheduled as follows:

| | |
|---|---|
| 2004 | $ 78,900 |
| 2005 | 85,470 |
| 2006 | 92,520 |
| 2007 | 3,058,260 |
| | $ 3,315,150 |

## NOTE 10 - FEDERAL INCOME TAXES

The provision for federal income taxes differs from the amounts computed by applying the U.S. federal income tax statutory rate to income before federal income taxes. These differences are reconciled as follows:

| | 2003 Amount | 2003 % | 2002 Amount | 2002 % | 2001 Amount | 2001 % |
|---|---|---|---|---|---|---|
| Computed expected tax | $4,277,077 | 35.0% | $3,783,018 | 35.0% | $3,500,410 | 35.0% |
| Decrease in tax resulting from: | | | | | | |
| Benefit of graduated rates | (100,000) | (1.0) | (100,000) | (1.0) | (100,000) | (1.0) |
| Tax credits | (111,646) | (0.9) | (111,646) | (1.0) | (111,646) | (1.1) |
| Other, net | 58,333 | 0.6 | 63,941 | 0.6 | 76,528 | 0.8 |
| | $4,123,764 | 33.7% | $3,635,313 | 33.6% | $3,365,292 | 33.7% |

The net tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 2003 and 2002 are:

| | 2003 | 2002 |
|---|---|---|
| Deferred tax assets: | | |
| Loan loss and other reserves | $ 1,294,629 | $ 1,345,883 |
| Deferred Compensation | 426,964 | 428,385 |
| Unrealized gains on loans held for sale | 364,130 | 91,637 |
| Other | 36,909 | 25,737 |
| Total gross deferred tax assets | 2,122,632 | 1,891,642 |
| Deferred tax liabilities: | | |
| Deferred loan fees, net | 358,953 | 309,847 |
| FHLB stock dividend | 1,187,603 | 1,034,365 |
| Originated mortgage servicing asset | 1,354,962 | 1,106,750 |
| Fixed assets | 728,809 | 798,412 |
| Other | 187,666 | 193,413 |
| Total gross deferred tax liabilities | 3,817,993 | 3,442,787 |
| Net deferred tax liability | $ (1,695,361) | $ (1,551,145) |

A valuation allowance is established to reduce the deferred tax asset if it is more likely than not that the related tax benefits will not be realized. In management's opinion, it is more likely than not that the tax benefits will be realized; consequently, no valuation allowance has been established as of June 30, 2003 or 2002.

(Continued)

**NOTE 10 - FEDERAL INCOME TAXES** (continued)

Retained earnings at June 30, 2003 include approximately $4,516,000 for which no provision for federal income tax has been made. This amount represents allocations of income during years prior to 1988 to bad debt deductions for tax purposes only. These qualifying and nonqualifying base year reserves and supplemental reserves will be recaptured into income in the event of certain distributions and redemptions. Such recapture would create income for tax purposes only, which would be subject to the then current corporate income tax rate. Recapture would not occur upon the reorganization, merger, or acquisition of the Bank, nor if the Bank is merged or liquidated tax-free into a bank or undergoes a charter change. If the Bank fails to qualify as a bank or merges into a nonbank entity, these reserves will be recaptured into income.

The favorable reserve method previously afforded to thrifts was repealed for tax years beginning after December 31, 1995. Large thrifts were required to switch to the specific charge-off method of section 166. In general, a thrift is required to recapture the amount of its qualifying and nonqualifying reserves in excess of its qualifying and nonqualifying base year reserves. The Bank has no such excess reserves to recapture.

**NOTE 11 - LEASES**

The Company leases certain premises from unaffiliated parties. Future minimum payments under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at June 30, 2003:

| Year Ending June 30, | |
|---|---|
| 2004 | $ 581,014 |
| 2005 | 464,491 |
| 2006 | 374,602 |
| 2007 | 374,602 |
| 2008 | 338,874 |
| Thereafter | 702,739 |
| Total minimum lease payments | $ 2,836,322 |

During the years ended June 30, 2003, 2002, and 2001, rental expense was $647,596, $555,030, and $809,169, respectively.

(Continued)

## NOTE 12 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank enters into commitments with off-balance sheet risk to meet the financing needs of its customers. Commitments to extend credit involve elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The Bank's exposure to credit loss in the event of nonperformance by the other party to the commitment is represented by the contractual amount of the commitment. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably from the position of the Bank since the time the commitment was made.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates of 60 to 120 days or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained by the Bank upon extension of credit is based on management's credit evaluation of the applicant. Collateral held is generally residential and commercial real estate.

The Bank's lending is concentrated in Northeastern Ohio, and as a result, the economic conditions and market for real estate in Northeastern Ohio could have a significant impact on the Bank.

At June 30, 2003 and 2002, the Bank had the following commitments:

| | 2003 | 2002 |
|---|---|---|
| Commitments to sell mortgage loans in the secondary market | $89,630,300 | $25,733,000 |
| Commitments to fund variable mortgage loans | 12,669,150 | 14,173,479 |
| Commitments to fund fixed mortgage loans | 66,782,101 | 30,247,388 |

The fixed rate loan commitments have interest rates ranging from 3.75% to 7.125%.

There are pending against the Company various lawsuits and claims which arise in the normal course of business. In the opinion of management, any liabilities that may result from pending lawsuits and claims will not materially affect the financial position of the Company.

(Continued)

## NOTE 13 - REGULATORY CAPITAL

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Office of Thrift Supervision (OTS) regulations requires savings institutions to maintain certain minimum levels of regulatory capital. An institution that fails to comply with its regulatory capital requirements must obtain OTS approval of a capital plan and can be subject to a capital directive and certain restrictions on its operations. At June 30, 2003, the minimum regulatory capital regulations require institutions to have equity capital to total tangible assets of 1.5%; a minimum leverage ratio of core (Tier 1) capital to total adjusted tangible assets of 4.0%; and a minimum ratio of total capital to risk weighted assets of 8.0%. At June 30, 2003, the Bank exceeded all of the aforementioned regulatory capital requirements.

Regulations limit capital distributions by savings institutions. Generally, capital distributions are limited to undistributed net income for the current and prior two years. At June 30, 2003, these limitations are not expected to prevent the company from paying its normal cash dividends.

The most recent notification from the Office of Thrift Supervision categorized the Company as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Company must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

(Continued)

## NOTE 13 - REGULATORY CAPITAL (Continued)

At June 30, 2003 and 2002, the Bank was in compliance with regulatory capital requirements as set forth below (dollars in thousands):

| | Equity Capital | Core/ Leverage Capital | Tier-1 Risk-Based Capital | Total Risk-Based Capital |
|---|---|---|---|---|
| June 30, 2003: | | | | |
| GAAP capital | $ 57,656 | 57,656 | 57,656 | 57,656 |
| Nonallowable component | - | (108) | (108) | (108) |
| General loan valuation allowances | - | - | - | 3,648 |
| Regulatory capital | 57,656 | 57,548 | 57,548 | 61,196 |
| Total assets | 744,105 | 744,105 | 744,105 | 744,105 |
| Adjusted total assets | - | 743,997 | - | - |
| Risk-weighted assets | - | - | 535,618 | 535,618 |
| Actual capital ratio | 7.75% | 7.73% | 10.74% | 11.43% |
| Regulatory requirement for capital adequacy purposes | 1.50% | 4.00% | | 8.00% |
| Regulatory capital category - well-capitalized - equal to or greater than | | 5.00% | 6.00% | 10.00% |

| | Core/ Equity Capital | Tier-1 Leverage Capital | Total Risk-Based Capital | Risk-Based Capital |
|---|---|---|---|---|
| June 30, 2002: | | | | |
| GAAP capital | $ 53,553 | 53,553 | 53,553 | 53,553 |
| Nonallowable component | - | (159) | (159) | (159) |
| General loan valuation allowances | - | - | - | 3,872 |
| Regulatory capital | 53,553 | 53,394 | 53,394 | 57,266 |
| Total assets | 677,517 | 677,517 | 677,517 | 677,517 |
| Adjusted total assets | - | 677,358 | - | - |
| Risk-weighted assets | - | - | 492,378 | 492,378 |
| Actual capital ratio | 7.90% | 7.88% | 10.84% | 11.63% |
| Regulatory requirement for capital adequacy purposes | 1.50% | 4.00% | | 8.00% |
| Regulatory capital category - well-capitalized - equal to or greater than | | 5.00% | 6.00% | 10.00% |

(Continued)

## NOTE 14 - RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2003 were as follows.

| | |
|---|---|
| Beginning balance | $ 4,467,000 |
| New Loans | 3,110,000 |
| Repayments | (1,803,000) |
| Ending balance | $ 5,774,000 |

## NOTE 15 - STOCK OPTIONS

The Bank offered stock options to the directors and officers of the bank under a 1992 plan, a 1996 plan, and a 2000 plan.

All of the options authorized under the 1992 have been granted and exercised. The options granted under the 1996 plan are exercisable over a ten-year period, with a vesting period ranging from zero to five years as stated in the individual option agreements. The options granted under the 2000 plan are exercisable over a ten-year period and can be exercised at any time.

Options were granted at fair market value and, accordingly, no charges were reflected in compensation and benefits expense due to the granting of stock options. The excess of the option price over the par value of the shares purchased through the exercise of stock options is credited to additional paid in capital.

A summary of the activity in the plan is as follows:

| | 2003 | | 2002 | | 2001 | |
|---|---|---|---|---|---|---|
| | | Average | | Average | | Average |
| | | Option | | Option | | Option |
| | Shares | Price | Shares | Price | Shares | Price |
| Outstanding beginning of year | 385,799 | $8.27 | 553,029 | $4.90 | 490,936 | $4.21 |
| Exercised | (66,095) | 5.51 | (239,588) | 1.95 | (27,683) | 1.38 |
| Expired | (5,018) | 9.72 | - | - | - | - |
| Granted | 53,240 | 10.31 | 72,358 | 8.96 | 89,776 | 7.87 |
| Outstanding end of year | 367,926 | $8.38 | 385,799 | $8.27 | 553,029 | $4.90 |
| Exercisable end of year | 264,622 | $7.99 | 227,775 | $7.67 | 444,109 | $4.12 |
| Weighted average fair value of options granted during the year | | $3.55 | | $3.68 | | $3.43 |

(Continued)

## NOTE 15 - STOCK OPTIONS (Continued)

Options outstanding at June 30, 2003 were as follows:

| | Outstanding | | Exercisable | |
|---|---|---|---|---|
| Range of Exercise Price | Number | Weighted Average Remaining Contractual Life | Number | Weighted Average Exercise Price |
| $5.63 - $7.37 | 110,943 | 5.03 | 110,650 | $ 6.66 |
| $7.38 - $9.19 | 176,771 | 6.11 | 107,160 | 8.35 |
| $9.39 - $11.26 | 80,212 | 7.65 | 46,812 | 10.31 |
| Total | 367,926 | 6.12 | 264,622 | $ 7.99 |

## NOTE 16 - EARNINGS PER SHARE

The following is a reconciliation of basic earnings per share to diluted earnings per share for the years ended June 30:

| 2003 | Net Income | Shares | Per-Share Amount |
|---|---|---|---|
| Basic EPS: | | | |
| Income available to common shareholders | $ 8,096,456 | 6,368,231 | $ 1.27 |
| Dilute effects of assumed exercises of stock options | - | 100,648 | .02 |
| Diluted EPS: | | | |
| Income available to common shareholders | $ 8,096,456 | 6,468,879 | $ 1.25 |

| 2002 | Net Income | Shares | Per-Share Amount |
|---|---|---|---|
| Basic EPS: | | | |
| Income available to common shareholders | $ 7,173,309 | 6,376,256 | $ 1.12 |
| Dilute effects of assumed exercises of stock options | - | 166,480 | 0.03 |
| Diluted EPS: | | | |
| Income available to common shareholders | $ 7,173,309 | 6,542,736 | $ 1.09 |

(Continued)

## NOTE 16 - EARNINGS PER SHARE (Continued)

| | 2001 | | |
|---|---|---|---|
| | Net Income | Shares | Per-Share Amount |
| Basic EPS | | | |
| Income available to common shareholders | $ 6,635,878 | 6,309,752 | $ 1.05 |
| Dilute effects of assumed exercises of stock options | - | 214,213 | 0.03 |
| Diluted EPS | | | |
| Income available to common shareholders | $ 6,635,878 | 6,523,965 | $ 1.02 |

No options were anti-dilutive for the years ended June 30, 2003, 2002, or 2001 as the market price in all cases was greater than the exercise price.

## NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

| | June 30, 2003 | | June 30, 2002 | |
|---|---|---|---|---|
| | Carrying Amount | Estimated Fair Value | Carrying Amount | Estimated Fair Value |
| | (in thousands) | | | |
| Assets: | | | | |
| Cash and amounts due from depository institutions | $ 9,755 | 9,755 | 4,527 | 4,527 |
| Interest-bearing deposits | 3,946 | 3,946 | 1,737 | 1,737 |
| Federal funds sold | 83,050 | 83,050 | 8,050 | 8,050 |
| Securities held to maturity | 33 | 33 | 55,121 | 55,752 |
| Mortgage-backed securities held to maturity | 2,965 | 3,032 | 7,297 | 7,501 |
| Loans receivable held for: | | | | |
| Investment, net | 579,671 | 596,515 | 563,551 | 597,488 |
| Sale, net | 33,604 | 34,380 | 11,680 | 11,940 |
| Federal Home Loan Bank stock | 10,396 | 10,396 | 9,948 | 9,948 |

(Continued)

NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

| | June 30, 2003 | | June 30, 2002 | |
|---|---|---|---|---|
| | Carrying Amount | Estimated Fair Value | Carrying Amount | Estimated Fair Value |
| | (in thousands) | | | |
| Liabilities: | | | | |
| Demand deposits and passbook savings | $(124,263) | (124,263) | (108,072) | (108,072) |
| Time deposits | (402,166) | (410,934) | (371,600) | (376,534) |
| Advances from the Federal Home Loan Bank of Cincinnati | (120,123) | (131,958) | (120,740) | (125,206) |
| Notes payable | (5,815) | (5,815) | (8,288) | (8,288) |

*Cash and amounts due from depository institutions, interest bearing deposits, and federal funds sold.* The carrying amount is a reasonable estimate of fair value because of the short maturity of these instruments.

*Securities and mortgage-backed securities.* Estimated fair value for securities and mortgage-backed securities is based on quoted market prices.

*Loans receivable held for investment and held for sale.* For loans receivable held for sale, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. For performing loans receivable held for investment, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs. For other loans, cash flows and maturities are estimated based on contractual interest rates and historical experience and are discounted using secondary market rates adjusted for differences in servicing and credit costs.

Fair value for significant nonperforming loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

*Federal Home Loan Bank stock.* This item is valued at cost, which represents redemption value and approximates fair value.

(Continued)

**NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS** (Continued)

*Demand deposits and time deposits.* The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of

fixed-maturity certificates of deposit is estimated using discounted cash flows and rates currently offered for deposits of similar remaining maturities.

*Advances from the Federal Home Loan Bank of Cincinnati.* The fair value of the Bank's FHLB debt is estimated based on the current rates offered to the Bank for debt of the same remaining maturities.

*Notes payable.* The carrying value of the Company's variable rate note payable is a reasonable estimate of fair value based on the current incremental borrowing rate for similar types of borrowing arrangements.

*Off-balance sheet instruments.* The fair value of commitments is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of undisbursed lines of credit is based on fees currently charged for similar agreements or on estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. The carrying amount and fair value of off-balance sheet instruments is not significant as of June 30, 2003 and 2002.

**NOTE 18 - PARENT COMPANY**

The following are condensed statements of financial condition as of June 30, 2003 and 2002 and related condensed statements of operations and cash flows for the years ended June 30, 2003, 2002 and 2001 for PVF Capital Corp.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

| | 2003 | 2002 |
|---|---|---|
| Cash and amounts due from depository institutions | $ 19,459 | $ 106,598 |
| Prepaid expenses and other assets | 1,422,778 | 1,701,403 |
| Investment in subsidiaries | 59,802,552 | 55,409,326 |
| Total assets | $ 61,244,789 | $ 57,217,327 |
| Accrued expenses and other liabilities | $ 141,653 | $ 18,749 |
| Note payable | 2,500,000 | 4,900,000 |
| Stockholders' equity | 58,603,136 | 52,298,578 |
| Total liabilities and stockholders' equity | $ 61,244,789 | $ 57,217,327 |

(Continued)

**NOTE 18 – PARENT COMPANY** (Continued)

CONDENSED STATEMENTS OF OPERATIONS

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Income: | | | |
| Mortgage banking activities | $ 88,602 | $ 142,140 | $ 213,171 |
| Dividends from subsidiaries | 3,950,000 | 1,545,000 | 350,000 |
| Other, net | - | - | - |
| | 4,038,602 | 1,687,140 | 563,171 |
| Expenses: | | | |
| Interest expense | 137,483 | 276,418 | 304,688 |
| General and administrative | 284,890 | 214,296 | 184,532 |
| | 422,373 | 490,714 | 489,220 |
| (Loss) income before federal income taxes and equity in undistributed net income of subsidiaries | 3,616,229 | 1,196,426 | 73,951 |
| Federal income tax benefit | 112,615 | 116,951 | 93,856 |
| (Loss) income before equity in undistributed net income of subsidiaries | 3,728,844 | 1,313,377 | 167,807 |
| Equity in undistributed net income of subsidiaries | 4,367,612 | 5,859,932 | 6,468,071 |
| Net income | $ 8,096,456 | $7,173,309 | $ 6,635,878 |

CONDENSED STATEMENTS OF CASH FLOWS

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Operating activities: | | | |
| Net income | $ 8,096,456 | $ 7,173,309 | $ 6,635,878 |
| Equity in undistributed net income of subsidiaries | (4,367,612) | (5,859,932) | (6,468,071) |
| Repayment of advance from subsidiary | 440,000 | 1,615,873 | 10,175,000 |
| Other, net | (38,471) | (33,581) | (6,890,112) |
| Net cash provided by (used in) operating activities | 4,130,373 | 2,895,669 | 3,452,695 |
| Investing activities: | | | |
| Investment in Parkview Federal Savings Bank | - | - | (500,000) |
| Net cash used in investing activities | - | - | (500,000) |

(Continued)

**NOTE 18 - PARENT COMPANY** (Continued)

| | | | |
|---|---|---|---|
| Financing activities: | | | |
| Repayment on note payable | (2,400,000) | (3,050,000) | (1,400,000) |
| Proceeds from note payable | - | 3,250,000 | - |
| Proceeds from exercise of stock options | 162,307 | 142,377 | 38,405 |
| Cash paid in lieu of fractional shares | - | - | - |
| Dividends paid | (1,654,844) | (1,536,424) | (1,378,774) |
| Purchase of Treasury stock | (324,975) | (1,639,602) | (189,437) |
| Net cash provided by (used in) financing activities | (4,217,512) | (2,833,649) | (2,929,806) |
| Net increase (decrease) in cash and cash equivalents | (87,139) | 62,020 | 22,889 |
| Cash and cash equivalents at beginning of year | 106,598 | 44,578 | 21,689 |
| Cash and cash equivalents at end of year | $ 19,459 | $ 106,598 | $ 44,578 |

**NOTE 19 -EMPLOYEE BENEFIT PLANS**

401(k) Savings Plan: Employees who have reached age 18 and have completed one year of eligibility service are eligible to participate in the Company's 401(k) Savings Plan. The plan allows eligible employees to contribute up to 15% of their compensation with the Company matching up to 50% of the first 4% contributed by the employee, as determined by the Company for the contribution period. The plan also permits the Company to make a profit sharing contribution at its discretion up to 4% of the employee's compensation. Participants vest in the Company's contributions ratably over six years.

The total of the Company's matching and profit sharing contribution cost related to the plan for the years ended June 30, 2003, 2002, and 2001 was $104,094, $89,966, and $83,255, respectively.

Supplemental Executive Retirement Plan: During fiscal year 2000, the Company established a Supplemental Executive Retirement Plan (SERP) to provide additional retirement benefits to participating executive officers. The SERP was adopted in order to provide benefits to such executives whose benefits are reduced under the Company's tax-qualified benefit plans pursuant to limitations under the Internal Revenue Code. The SERP is subject to certain vesting provisions, and provides that the executives shall receive a supplemental retirement benefit if the executive's employment is terminated after reaching the normal retirement. For the year ended June 30, 2003, 2002, and 2001, the Company recognized expense under the SERP of $401,400, $223,800, and $201,000, respectively.

(Continued)

## NOTE 20 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited consolidated quarterly results of operations for 2003 and 2002 (in thousands of dollars, except per share data): (1)

| | Quarters For the Year Ended June 30, 2003 | | | |
|---|---|---|---|---|
| | First | Second | Third | Fourth |
| Interest income | $ 11,404 | 11,299 | 10,415 | 10,364 |
| Interest expense | 5,825 | 5,317 | 4,740 | 4,764 |
| Net interest income | 5,579 | 5,982 | 5,675 | 5,600 |
| Provision for losses on loans | 0 | 0 | 0 | 0 |
| Noninterest income | 750 | 1,838 | 1,597 | 1,708 |
| Noninterest expense | 3,801 | 4,412 | 4,114 | 4,181 |
| Income before taxes | 2,528 | 3,408 | 3,158 | 3,127 |
| Federal income taxes | 840 | 1,151 | 1,064 | 1,069 |
| Net income | $ 1,688 | 2,257 | 2,094 | 2,058 |
| Basic earnings per share (2) | $ 0.26 | 0.35 | 0.33 | 0.33 |
| Diluted earnings per share (2) | $ 0.25 | 0.35 | 0.32 | 0.32 |

| | Quarters For the Year Ended June 30, 2002 | | | |
|---|---|---|---|---|
| | First | Second | Third | Fourth |
| Interest income | $ 12,889 | 12,715 | 11,611 | 11,599 |
| Interest expense | 7,884 | 7,005 | 6,231 | 5,940 |
| Net interest income | 5,005 | 5,710 | 5,380 | 5,659 |
| Provision for losses on loans | 125 | 228 | 50 | 155 |
| Noninterest income | 781 | 1,070 | 870 | 1,030 |
| Noninterest expense | 3,159 | 3,732 | 3,548 | 3,700 |
| Income before taxes | 2,502 | 2,820 | 2,652 | 2,834 |
| Federal income taxes | 832 | 977 | 889 | 938 |
| Net income | $ 1,671 | 1,843 | 1,763 | 1,896 |
| Basic earnings per share (2) | $ 0.26 | 0.29 | 0.27 | 0.30 |
| Diluted earnings per share (2) | $ 0.25 | 0.28 | 0.26 | 0.29 |

(1) The total of the four quarterly amounts may not equal the full year amount due to rounding.

(2) After giving effect to a 10% stock dividend, declared on July 25, 2002 and issued on August 30, 2002 and a 10% stock dividend, declared on June 24, 2003 and issued on August 29, 2003.

PVF CAPITAL CORP.

## *Board of Directors*

**John R. Male**
Chairman of the Board and
Chief Executive Officer

**C. Keith Swaney**
President, Chief Operating Officer
and Treasurer

**Gerald A. Fallon**
Retired

**Robert K. Healey**
Retired

**Ronald D. Holman, II**
Partner
Cavitch, Familo, Durkin & Frutkin

**Stanley T. Jaros**
Partner
Moriarty & Jaros, P.L.L.

**Raymond J. Negrelli**
President
Raymond J. Negrelli, Inc.

**Stuart D. Neidus**
Chairman and
Chief Executive Officer
Anthony & Sylvan Pools Corporation

## *Executive Officers*

**John R. Male**
Chairman of the Board and
Chief Executive Officer

**C. Keith Swaney**
President, Chief Operating Officer
and Treasurer

**Jeffrey N. Male**
Vice President and Secretary

## *General Information*

**Independent Certified Accountants**
Crowe, Chizek and Company LLP
Landerbrook Corporate Center One
5900 Landerbrook Drive
Suite 205
Cleveland, Ohio 44124

**General Counsel**
Moriarty & Jaros, P.L.L.
30195 Chagrin Boulevard
Suite 110 North
Pepper Pike, Ohio 44124

**Transfer Agent and Registrar**
National City Bank, Dept. 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900

**Special Counsel**
Stradley Ronon Stevens & Young, LLP
1220 19th Street, N.W., Suite 600
Washington, D.C. 20036

**Stock Listing**
NASDAQ Small-Cap Market
Symbol: PVFC

**Annual Meeting**
The 2003 Annual Meeting of Stockholders will be held on October 20, 2003 at 10:00 a.m. at the Company's Corporate Center, 30000 Aurora Road, Solon, Ohio.

**Annual Report on Form 10-K**
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003 as filed with the Securities and Exchange Commission will be furnished without charge to stockholders upon written request to the Corporate Secretary, PVF Capital Corp., 30000 Aurora Road, Solon, Ohio 44139.


PVF CAPITAL CORP.

**Corporate Center**
30000 Aurora Road
Solon, OH 44139
440-248-7171
www.parkviewfederal.com